
03030749

'03

checking savings loans investments
loans insurance checking
checking deposits loans investments
deposits savings
loans insurance investments

central bancorp, inc.

arlington somerville melrose malden
chestnut hill burlington woburn
woburn melrose chestnut hill
somerville melrose burlington

annual report
to shareholders

2003



profile

In 1999, Central Bancorp, Inc. became the holding company for Central Bank, whose legal name is Central Co-operative Bank. The Bank was founded in 1915 as a Massachusetts chartered co-operative bank to provide savings deposits and originate mortgage loans. Between 1970 and 1982, the Bank grew through mergers with six other Massachusetts co-operative banks. In 1994, Central Bank acquired Metro Bancorp, Inc., the parent company of Metropolitan Bank and Trust Company.

In October 1986, Central Bank became a public company by converting to a capital stock co-operative bank. Central Bancorp's common stock is traded over-the-counter on the NASDAQ National Market System℠. The annual dividend is currently 48 cents a share.

Central Bank is a full-service community banking operation that provides a variety of deposit and lending services — including savings and checking accounts for retail and business customers, mortgage loans for constructing, purchasing and refinancing residential and commercial properties, and loans for education, home improvement and other purposes. Through an arrangement with a third party broker-dealer, the Bank also offers mutual funds and other investment products to its customers.

The Bank operates eight full-service offices in the Massachusetts communities of Somerville, Arlington, Burlington, Chestnut Hill, Malden, Melrose, and Woburn (two branches) and a limited service branch at Woburn High School.

message
to shareholders

It is once again my pleasure to communicate with you, the shareholders of Central Bancorp, Inc. Fiscal 2003 presented one challenge after another, from a historically low interest rate environment contributing to a record level of loan refinancing activity to tax legislation eliminating benefits on a retroactive basis. We are proud that in this environment your Company attained several notable financial achievements during the year, including:

- Net interest and dividend income increased 20% to $17,257,000, reflecting higher lending activity, increased core deposits and a reduction in the cost of funds due to declining interest rates.
- The successful launch of a mortgage banking initiative that produced nearly $800,000 in additional non-interest income.
- Commercial real estate loans increased 23% to $107,140,000, continuing the momentum from last year.
- Core deposits rose 20% to $183,900,000.
- Total assets of $477,208,000, stockholders' equity of $39,443,000 and total loans of $390,464,000 each ended the year at their highest levels in Company history.
- Asset quality remained outstanding, with no non-performing loans throughout the year and only a minimal level of loan delinquencies.

For the fiscal year ended March 31, 2003, the Company's net income was $2,187,000, or $1.37 per diluted share. Earnings were adversely affected by two significant items: the retroactive state tax legislation that I mentioned earlier and shareholder litigation. In March 2003, the Commonwealth of Massachusetts enacted legislation that eliminated, on a retroactive basis, the use of the dividends received deduction on dividends received by banks from their REIT subsidiaries. This change resulted in an additional tax provision of $835,000. Litigation involving certain shareholders resulted in legal fees of $875,000, net of taxes. The parties recently settled this litigation.

For the first quarter of the current year, which ended June 30, 2003, the Company's net income was $1,256,000, or $0.83 per diluted share. Included in net income was a tax recovery of $374,000 resulting from settlement of the REIT tax dispute. Due to decreasing mortgage rates, which recently hit a 45-year low, management determined in the fourth quarter of fiscal 2003 to sell all of its current originations of fixed-rate residential mortgages in the secondary market. The proceeds from these sales have generally been invested in lower-yielding overnight investments. While we believe this approach will benefit the Company in the long-term, it did result in a reduction in net interest income and margin during the quarter. With the very recent rise in longer-term rates, we believe that more acceptable alternatives to overnight investments will become available during the remainder of this year.

During fiscal 2003, we continued our efforts to enhance shareholder value by raising the quarterly dividend by 20% to $.12 per share. Shareholders also experienced continuing appreciation in the value of their holdings of Central Bancorp stock. At March 31, 2003, the Company's stock closed at $31.13 per share, an increase of $3.38, or 12%, compared to the closing price on March 31, 2002. This improving trend has continued since fiscal year-end, with the Company's stock closing at $34.75 on June 30, 2003.

We recently announced the settlement of litigation that had been initiated following the close of last year's annual meeting. This settlement ended a nine-month legal dispute. Throughout this process, your Board of Directors worked tirelessly to address the issues that had been raised. I thank them for their efforts and look forward to continuing to work with them in the future.

We approach the future with confidence built on the belief that we have the right plan and the right people to compete effectively in the marketplace over the long-term. By focusing on efficiently serving the needs of our retail and business customers with an ever evolving set of products and services, we will continue to thrive.

Sincerely,



John D. Doherty

Chairman, President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______ .

Commission File No. 0-25251

CENTRAL BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-3447594**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
399 Highland Avenue, Somerville, Massachusetts	**02144**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(617) 628-4000**

Securities registered under Section 12(b) of the Act: **None**

Securities registered under Section 12(g) of the Act:

Common Stock, par value $1.00 per share
(Title of Class)

Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ___ No _X_

The aggregate market value of voting stock held by nonaffiliates of the registrant at June 20, 2003 was approximately $14.4 million based on the closing sale price of the registrant's Common Stock as listed on the Nasdaq National Market[SM] as of September 30, 2002 ($28.31 per share). Solely for purposes of this calculation, directors, executive officers and greater than 5% stockholders are treated as affiliates.

At June 20, 2003, the registrant had 1,663,133 shares of its Common Stock, $1.00 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the 2003 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Item 10, Item 11, Item 12 Subparts (a) and (b) and Item 13 of Part III of this Form 10-K.

CENTRAL BANCORP, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

		Page
Item 1.	Business	3
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Submission of Matters to a Vote of Security Holders	24

PART II

Item 5.	Market for the Registrant's Common Equity and Related Stockholder Matters	24
Item 6.	Selected Financial Data	25
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	60

PART III

Item 10.	Directors and Executive Officers of the Registrant	60
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	60
Item 13.	Certain Relationships and Related Transactions	61
Item 14.	Controls and Procedures	61

PART IV

Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	61

PART I

Note on Forward-Looking Statements

When used in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including changes in regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Item 1. Business

General

The Company. Central Bancorp, Inc. (the "Company"), a Massachusetts corporation, was organized by Central Co-operative Bank (the "Bank") on September 30, 1998, to acquire all of the capital stock of the Bank as part of its reorganization into the holding company form of ownership, which was completed on January 8, 1999. Upon completion of the holding company reorganization, the Company's common stock, par value $1.00 per share (the "Common Stock"), became registered under the Securities Exchange Act of 1934, as amended (the "Act"). The Company is a registered bank holding company subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Company has no significant assets other than the common stock of the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP") and various other liquid assets in which it invests in the ordinary course of business. For that reason, substantially all of the discussion in this Annual Report on Form 10-K relates to the operations of the Bank and its subsidiaries.

The Bank. Central Co-operative Bank ("Central" or the "Bank") was organized as a Massachusetts chartered co-operative bank in 1915 and converted from mutual to stock form in 1986. The primary business of the Bank is to generate funds in the form of deposits and use the funds to make mortgage loans for the construction, purchase and refinancing of residential properties, and to make loans on commercial real estate in its market area. In addition, the Bank makes a limited amount of consumer loans including home improvement and secured and unsecured personal loans, and commercial and industrial loans. The Bank also maintains an investment portfolio of various types of debt securities, including corporate bonds and mortgage-backed securities, and a limited amount of equity securities. In fiscal 2002, the Bank began to offer investment services (including annuities) to its customers through a third party broker-dealer and its insurance affiliate.

The Bank is headquartered in Somerville, Massachusetts and its operations are conducted through eight full-service office facilities located in Somerville, Arlington, Burlington, Chestnut Hill, Malden, Melrose and Woburn, Massachusetts, a limited service high school branch in Worburn, Massachusetts, as well as over the Internet. Each full-service branch office also has a 24-hour automated teller machine ("ATM"). The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston and its deposits are insured to applicable limits by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC").

All Massachusetts chartered co-operative banks are required to be members of the Share Insurance Fund. The Share Insurance Fund maintains a deposit insurance fund which insures all deposits in member banks which are not covered by federal insurance, which in the case of the Bank are its deposits in excess of $100,000 per insured account. In past years, a premium of 1/24 of 1% of insured deposits has been assessed annually on member banks such as the Bank for this deposit insurance. However, no premium has been assessed in recent years.

The Company's and Bank's main office is located at 399 Highland Avenue, Somerville, Massachusetts 02144 and their telephone number is (617) 628-4000. The Bank also maintains a website at *www.centralbk.com*.

The operations of the Bank and savings institutions are generally influenced by overall economic conditions, the related monetary and fiscal policies of the federal government, and the regulatory policies of financial institution regulatory authorities, including the Massachusetts Commissioner of Banks (the "Commissioner"), the Federal Reserve Board and the FDIC.

Market Area

All of the Bank's offices are located in the northwestern suburbs of Boston, which are its principal market area for deposits. The majority of the properties securing the Bank's loans are located in Middlesex County. The Bank's market area consists of established suburban areas and includes portions of the Route 128 high-technology corridor.

Competition

The Bank's competition for savings deposits has historically come from other co-operative banks, savings banks, savings and loan associations and commercial banks located in Massachusetts generally, and in the Boston metropolitan area, specifically. With the advent of interstate banking the Bank also faces competition from out-of-state banking organizations. In the past, during times of high interest rates, the Bank has also experienced additional significant competition for investors' funds from short-term money market funds and other corporate and government securities. The Bank has faced continuing competition from other financial intermediaries for deposits.

The Bank competes for deposits principally by offering depositors a wide variety of savings programs, convenient branch locations, 24-hour automated teller machines, Internet banking, preauthorized payment and withdrawal systems, tax-deferred retirement programs, and other miscellaneous services such as money orders, travelers' checks and safe deposit boxes. The Bank does not rely upon any individual, group or entity for a material portion of its deposits.

The Bank's competition for real estate loans comes principally from mortgage banking companies, co-operative banks and savings banks, savings and loan associations, commercial banks, insurance companies and other institutional lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers and builders. The competition for loans encountered by the Bank, as well as the types of institutions with which the Bank competes, varies from time to time depending upon certain factors including the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

Bank regulation is undergoing significant change with an increased number of bank mergers and acquisitions, changes in the products and services banks can offer, and involvement in non-banking activities by bank holding companies. Recent legislation and regulations have expanded the activities in which depository institutions may engage and reduced or eliminated some of the competitive advantages which thrift institutions formerly held over commercial banks, such as interest rate differentials which permitted thrift institutions to offer a higher rate of interest to attract deposits. The ability of the Bank to successfully compete will depend upon how successfully it can respond to the rapidly evolving competitive, regulatory, technological and demographic developments affecting its operations.

Lending Activities

The Bank offers residential mortgage and home equity loans, commercial real estate loans, construction loans, commercial and industrial loans, personal, home improvement, and various other types of consumer loans. For the year ended March 31, 2003, the Bank originated loans totaling $186.0 million, including $3.9 million of purchased loans. Of the total loans originated during fiscal 2003, $118.4 million, or 63.7%, were residential mortgage loans and $48.5 million, or 26.1%, were commercial mortgage loans. No loans were sold during fiscal 2002 and 2001 in the secondary market. During 2003, the Bank sold $35.7 million of current year residential mortgage loan originations. The sale of loans in the secondary market allows the Bank to continue to make loans during periods when savings flows decline or funds are not otherwise available for lending purposes and to manage interest rate risk. The Bank's net loan portfolio increased by $18.8 million, or 5.1%, to $387.2 million at March 31, 2003 from $368.4 million at March 31, 2002. The increase occurred, despite the continuing high level of loan refinancing activity due to an increase in originations of residential and commercial real estate loans and construction loans.

Loan Portfolio Composition. The following table summarizes the composition of the Bank's loan portfolio by type of loan and the percentage each type represents of the total loan portfolio at the dates indicated.

	At March 31,									
	2003		2002		2001		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Mortgage loans:										
Residential	$ 237,296	60.8%	$ 246,045	66.2%	$ 248,459	71.9%	$ 243,570	76.1%	$ 212,659	75.8%
Commercial	107,140	27.4	87,013	23.4	69,949	20.2	54,228	16.9	48,756	17.4
Construction	30,294	7.8	20,998	5.6	9,152	2.6	9,765	3.1	5,269	1.9
Second mortgage and home equity	9,128	2.3	9,154	2.5	10,977	3.2	7,403	2.3	7,462	2.7
Total mortgage loans	383,858	98.3	363,210	97.7	338,537	97.9	314,966	98.4	274,146	97.8
Other loans:										
Commercial and industrial	5,319	1.4	6,901	1.9	4,979	1.4	3,349	1.1	4,391	1.6
Consumer	1,287	0.3	1,596	0.4	2,277	0.7	1,698	0.5	1,809	0.6
Total other loans	6,606	1.7	8,497	2.3	7,256	2.1	5,047	1.6	6,200	2.2
Total loans	390,464	100.0%	371,707	100.0%	345,793	100.0%	320,013	100.0%	280,346	100.0%
Less:										
Allowance for loan losses	3,284		3,292		3,106		2,993		2,913	
Loans, net	$ 387,180		$ 368,415		$ 342,687		$ 317,020		$ 277,433	

Loan Portfolio Sensitivity. The following table sets forth certain maturity information as of March 31, 2003 regarding the dollar amount of commercial and industrial loans as well as construction loans in the Bank's portfolio, including scheduled repayments of principal, based on contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less.

	Due Within One Year	Due After One Through Five Years	Due After Five Years	Total
		(In thousands)		
Construction loans	$ 25,838	$ 2,624	$ 1,832	$ 30,294
Commercial and industrial loans	4,485	670	164	5,319
Total	$ 30,323	$ 3,294	$ 1,996	$ 35,613

Of construction loans and commercial and industrial loans maturing more than one year after March 31, 2003, $3.8 million have fixed rates and $1.5 million, have floating or variable rates.

Residential Lending. The Bank's residential mortgage loans at March 31, 2003 totaled $237.3 million, or 60.8%, of the total loan portfolio. Fixed-rate residential mortgages totaled $178.6 million, or 75.3%, of the residential loan portfolio and adjustable rate loans totaled $58.7 million, or 24.7%, of the residential loan portfolio.

With the implementation of its mortgage banking initiative in fiscal 2003, whereby the Bank is seeking to increase its origination of residential mortgage loans and to generate additional noninterest income via loan sale gains, management regularly assesses the desirability of holding newly originated long-term, fixed rate residential mortgage loans in its portfolio. A number of factors are evaluated to determine whether or not to hold such loans including, current and projected liquidity, current and projected interest rate risk profile, projected growth in other interest-earning assets, e.g. commercial real estate loans, and projected interest rates. In light of these factors, the Bank sold $35.7 million of 15 and 30 year fixed rate residential mortgage loans in the secondary market while retaining $68.0 million of fiscal 2003 originations of such loans in portfolio. With the rate on the 30 year fixed rate residential mortgage loan reaching a 45-year low in 2003, the Company experienced significant refinancing activity. Customers who refinanced their mortgages generally refinanced their existing home loans with either a 15 or 30 year fixed rate mortgage loan. These market conditions lead to a continuing shift to the fixed rate component of the Bank's residential mortgage loan portfolio.

The Bank's adjustable-rate residential mortgage loans have a maximum term of 30 years, and allow for periodic interest rate adjustments. The Bank prices the initial rate competitively but generally avoids initial deep discounts from contracted indices and margins. The Bank has adopted the U.S. Treasury Securities Index, adjusted to a constant maturity of one to five years, as its primary index. The margin at which adjustable-rate loans are generally set is 2.875 percentage points over the stated index. Interest rate adjustments on adjustable mortgage loans are capped at two percentage points per adjustment and six percentage points over the life of the loan.

Residential loans may be granted as construction loans or permanent loans on residential properties. Construction loans on owner-occupied residential properties may convert to residential loans at fixed or adjustable rates upon completion of construction. Loans secured by one- to four-family residential properties are typically written in amounts up to 80% of the appraised value of the residential property. The Bank generally requires private mortgage insurance for loans in excess of 80% of appraised value. The maximum loan-to-value ratio on owner occupied residential properties is 95%. The maximum loan-to-value ratio on non-owner occupied residential properties is 80%.

Commercial Real Estate and Construction Lending. The Bank originates permanent and construction loans on commercial real estate. Commercial real estate loans are typically secured by income-producing properties such as apartment buildings, office buildings, industrial buildings and various retail properties and are written with either fixed or adjustable interest rates. Commercial real estate loans with fixed interest rates have terms generally ranging from one to five years. As of March 31, 2003, commercial real estate loans totaled $107.1 million and constituted 27.4% of the total loan portfolio.

Commercial real estate loans may be made for up to 80% of the appraised value of the property up to $5.0 million, the Bank's "house lending limit" for an individual borrower. Commercial real estate loans currently offered by the Bank have terms of one to 20 years. Title insurance, fire, casualty insurance and flood insurance are required in amounts sufficient to protect the Bank's interest, where applicable. In some cases, commercial real estate loans were granted in participation with other lenders.

The Bank's construction loans totaled $30.3 million, or 7.8%, of the Bank's loan portfolio at March 31, 2003. Construction loans are short-term in nature and have maturities ranging from six months to two years. The Bank grants loans to construct residential and commercial real estate, as well as land development for individual residential lots. Currently, construction loans are made for up to 80% of the projected value of the completed property, based on independent appraisals. Funds are disbursed based on a schedule of completed work presented to the Bank and confirmed by physical inspection of the property by a construction consultant and only after receipt of title updates.

The Bank also originates loans for the construction of single-family homes for resale by professional builders. The Bank also lends to individuals for construction of one- to four-family homes which they intend to occupy. Borrowers are required to have a firm contract with a qualified builder or developer or to have demonstrated prior home building experience. Construction loans are normally made for a term of not more than eighteen months and based on a completed value of not more than 80%, as determined by an independent certified and licensed appraiser.

The continuing planned growth in commercial real estate loans and construction loans in fiscal 2003, which aggregated $29.4 million, or 27.2%, is attributable to the addition of experienced commercial lenders and expansion of the credit administration function in 2002. This growth was aided by opportunities created by the declining rate environment which prevailed during the year.

Second Mortgages and Home Equity Lines of Credit. The Bank offers home equity lines of credit that are secured by the borrower's equity in their primary residence and may take the form of a first or second mortgage. Equity loans are made in amounts up to 80% of the appraised value less any first mortgage. Payment of interest is required monthly and the rate is adjusted monthly based on changes in the Prime Rate, as quoted in the *Wall Street Journal*. Loans are not contingent upon proceeds being used for home improvement. The Bank's home equity loans outstanding, and amortizing second mortgages totaled $9.1 million, or 2.3%, of the Bank's loan portfolio at March 31, 2003.

Commercial and Industrial, Consumer and Other Loans. The Bank's commercial and industrial, consumer and other loans totaled $6.6 million, or 1.7%, of the total loan portfolio on March 31, 2003. The Bank's commercial and industrial portfolio consists primarily of time, demand and line-of-credit loans to a variety of local small businesses generally done on a secured basis. The Bank engages in consumer lending primarily as an accommodation to existing customers.

Risks of Commercial Real Estate, Construction and Commercial and Industrial Lending. Commercial real estate, construction and commercial and industrial lending entail significant additional risks compared to residential mortgage lending. The repayment of loans secured by income-producing properties is typically dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the local real estate market or in the economy generally. Construction loans involve additional risks, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies, which make it relatively difficult to evaluate accurately the total loan funds required to complete a project, and related loan-to-value ratios. Commercial and industrial loans are generally not secured by real estate and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. For more information see " -- Non-Performing Assets."

Origination Fees and Other Fees. The Bank currently collects origination fees on some of the real estate loan products offered. Fees to cover the cost of appraisals, credit reports, and other direct costs are also collected.

Loan origination fees collected vary in proportion to the level of lending activity as well as competitive and economic conditions.

The Bank imposes late charges on all loans with the exception of equity lines of credit and loans secured by deposits. The Bank also collects prepayment premiums and partial release fees on commercial real estate and construction loans where such items are negotiated as part of the loan agreement.

Loan Solicitation and Processing. Loan originations come from a number of sources. Residential real estate loans are attributable to walk-in customers, existing customers, real estate brokers, third party originators and builders. The Bank also utilizes both in-house and traveling originators in the origination of residential real estate loans. Commercial real estate loans are originated by the Bank's team of five commercial loan officers. Consumer loans result from walk-in customers and depositors.

Each loan originated by the Bank is underwritten by lending personnel of the Bank or qualified independent contract underwriters. Individual lending officers, a committee of loan officers and the Bank's Security Committee have the authority to approve loans up to various limits. Applications are received in each of the offices of the Bank. Independent certified and licensed appraisers are used to appraise the property intended to secure real estate loans. The Bank's underwriting criteria are designed to minimize the risks of each loan. There are detailed guidelines concerning the types of loans that may be made, the nature of the collateral, the information that must be obtained concerning the loan applicant and follow-up inspections of collateral after the loan is made.

Non-Performing Assets. The Bank notifies a borrower of a delinquency when any payment becomes 15 days past due. Repeated contacts are made if the loan remains delinquent for 30 days or more. The Bank will consider working out a payment schedule with a borrower to clear a delinquency, if necessary. If, however, a borrower is unwilling or unable to resolve such a default after 60 days, the Bank will generally proceed to foreclose and liquidate the property to satisfy the debt.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to both principal and interest.

The Bank has instituted additional procedures to closely monitor loans and bring potential problems to management's attention early in the collection process. The Bank prepares a monthly watch list of potential problem loans including currently performing loans. The Senior Loan Officer reviews delinquencies with the Security Committee of the Board of Directors at least monthly. Due to the high priority given to monitoring asset quality, Senior Management is involved in the early detection and resolution of problem loans.

The following table sets forth information with respect to the Bank's non-performing assets at the dates indicated.

	At March 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Loans accounted for on a non-accrual basis, non-performing loans	$ --	$ --	$ --	$ 235	$ 419
Restructured loans	--	--	--	--	--
Real estate acquired by foreclosure	--	--	--	--	--
Non-performing assets	$ --	$ --	$ --	$ 235	$ 419
Impaired loans, accruing	$ --	$ --	$ --	$ --	$ --
Non-performing loans to total loans	0.00%	0.00%	0.00%	0.07%	0.15%
Non-performing assets to total assets	0.00%	0.00%	0.00%	0.06%	0.12%

At March 31, 2003, there were no loans where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level which management considers adequate to provide for probable losses based on an evaluation of known and inherent risks in the portfolio. Such evaluation for each of the periods reported includes identification of adverse situations which may affect the ability of certain borrowers to repay, a review of overall portfolio size, quality, composition and an assessment of existing and anticipated economic conditions. Regular reviews of the loan portfolio are performed to identify loans for which specific allowance allocations are considered prudent. Specific allocations are made based on the risk classification assigned to individual loans. Additionally, general risk allocations are determined by formula whereby the loan portfolio is stratified by loan type and by risk rating category. Loss factors are then applied to each strata based on various considerations including historical loss experience, delinquency trends, current economic conditions, industry standards and regulatory guidelines. While management uses available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. Additions to the allowance are charged to earnings and realized losses, net of recoveries, are charged to the allowance.

Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at their examination date.

The following table presents activity in the allowance for loan losses during the years indicated.

	Years Ended March 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Balance at beginning of year	$3,292	$ 3,106	$ 2,993	$ 2,913	$ 2,886
Charge-offs:					
Residential mortgage	--	--	--	--	(88)
Commercial mortgage	--	--	--	--	--
Other loans	(21)	(4)	(4)	(9)	(11)
Total charge-offs	(21)	(4)	(4)	(9)	(99)
Recoveries:					
Residential mortgage	--	80	60	9	78
Commercial mortgage	--	103	48	36	36
Other loans	13	7	9	44	12
Total recoveries	13	190	117	89	126
Net (charge-offs) recoveries	(8)	186	113	80	27
Provision	--	--	--	--	--
Balance at end of year	$ 3,284	$ 3,292	$ 3,106	$ 2,993	$ 2,913
Average loans outstanding during the year	$ 378,502	$ 335,271	$ 341,732	$ 300,089	$ 287,513
Ratio of net charge-offs to average loans	nm	n/a	n/a	n/a	n/a
Total loans outstanding at end of year	$ 390,464	$ 371,707	$ 345,793	$ 320,013	$ 280,346
Ratio of allowance for loan losses to loans at end of year	0.84%	0.89%	0.90%	0.94%	1.04%

The allowance for loan losses is available for offsetting credit losses in connection with any loan, but is internally allocated among loan categories as part of the process for evaluating the adequacy of the allowance for loan losses. The following table presents the allocation of the Bank's allowance for loan losses, by type of loan, at the dates indicated.

	At March 31,					
	2003		2002		2001	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in thousands)					
Mortgage loans:						
Residential mortgage	$ 583	60.8%	$ 636	66.2%	$ 1,637	71.9%
Commercial mortgage	2,009	27.4	1,956	23.4	1,058	20.2
Construction	457	7.8	462	5.6	169	2.6
Second mortgage and home equity	94	2.3	98	2.5	163	3.2
Total mortgage loans	3,143	98.3	3,152	97.7	3,027	97.9
Other loans	141	1.7	140	2.3	79	2.1
Total	$ 3,284	100.0%	$ 3,292	100.0%	$ 3,106	100.0%

	At March 31,			
	2000		1999	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in thousands)			
Mortgage loans:				
Residential mortgage	$ 1,333	76.1%	$ 1,120	75.8%
Commercial mortgage	1,202	16.9	1,556	17.4
Construction	198	3.1	92	1.9
Second mortgage and home equity	178	2.3	58	2.7
Total mortgage loans	2,911	98.4	2,826	97.8
Other loans	82	1.6	87	2.2
Total	$ 2,993	100.0%	$ 2,913	100.0%

Investment Activities

The primary objectives of the investment portfolio are to achieve a competitive rate of return over a reasonable period of time and to provide liquidity. As a Massachusetts-chartered bank, the Bank is authorized to invest in various obligations of federal and state governmental agencies, corporate bonds and other obligations and, within certain limits, marketable equity securities. The Bank's investment policy requires that corporate debt securities be rated as "investment grade" at the time of purchase. The Bank's investment in marketable equity securities is generally limited to large, well known corporations whose shares are actively traded. The size of the Bank's holdings in an individual company's stock is also limited by policy. A portion of the Bank's investment portfolio consists of mortgage-backed securities which represent interests in pools of residential mortgages. Such securities include securities issued and guaranteed by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and the Government National Mortgage Association ("GNMA") as well as collateralized mortgage obligations ("CMOs") issued primarily by FNMA and FHLMC.

Investments are classified as either held to maturity, available for sale or trading. Investments classified as trading securities are reported at fair value with unrealized gains and losses included in earnings. Investments classified as available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Securities held to maturity are carried at amortized cost. At March 31, 2003, all of the Bank's marketable investments were classified as available for sale.

The following table sets forth a summary of the Bank's investment securities, as well as the percentage such investments comprise of the Bank's total assets, at the dates indicated.

	At March 31,		
	2003	2002	2001
	(Dollars in thousands)		
U. S. Government and agency obligations	$ 8,247	$ 13,996	$ 19,051
Corporate bonds	38,727	38,568	5,245
Mortgage-backed securities	12,056	18,340	19,314
Marketable equity securities	2,081	2,980	5,778
Total investment securities	$ 61,111	$ 73,884	$ 49,388
Percentage of total assets	12.8%	15.8%	11.0%

At March 31, 2003, the Bank owned securities issued by several companies having a book value that exceeded 10% of the Company's stockholders' equity. Such securities consisted primarily of debt obligations. The following table summarizes the aggregate book and market value of the Bank's holdings of each issuer.

Issuer	Book Value	Market Value
	(Dollars in thousands)	
AT&T	$ 5,216.3	$ 5,417.5
Ford Motor Credit	5,082.9	4,930.0
GMAC	5,143.8	5,267.9
Boeing Capital Corp.	5,034.7	5,235.6
Hewlett Packard	4,982.2	5,445.8
DaimlerChrysler	4,015.8	4,265.2

The following table sets forth the scheduled maturities, amortized cost, market values and average yields for the Bank's debt securities at March 31, 2003.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Market Value	Average Yield
	(Dollars in thousands)										
U.S. government and agency securities	$ --	-- %	$ 2,000	6.10%	$ 6,000	6.27%	$ --	-- %	$ 8,000	$ 8,247	6.23%
Corporate bonds	501	6.57	31,248	6.89	5,163	7.80	--	--	36,912	38,727	7.01
Mortgage-backed securities	--	--	666	6.89	1,586	7.87	9,588	6.30	11,840	12,056	6.55
Total	$ 501		$ 33,914		$ 12,749		$ 9,588		$ 56,752	$ 59,030	

Deposits and Borrowed Funds

General. Savings accounts and other types of deposits have traditionally been an important source of the Bank's funds for use in lending and for other general business purposes. In addition to deposits, the Bank derives funds from loan repayments, loan sales, borrowings and from other operations. The availability of funds is influenced by the general level of interest rates and other market conditions. Scheduled loan repayments are a relatively stable source of funds while deposit inflows and outflows vary widely and are influenced by prevailing interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities.

Deposits. Consumer deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including demand deposit accounts, NOW and Preferred NOW accounts, money market deposit accounts, regular savings accounts, term deposit accounts and retirement savings plans. The Bank has historically not actively solicited or advertised for deposits outside of its market area or solicited brokered deposits. During fiscal 2003, the Bank did enter into a retail CD brokerage agreement with a major brokerage firm and considers this arrangement to be a secondary source of liquidity. The Bank attracts deposits through its branch office network, automated teller machines, the Internet and by paying rates competitive with other Massachusetts financial institutions.

Deposit Accounts. The following table shows the distribution of the Bank's deposit accounts at the dates indicated and the weighted average rate paid for each category of account for the years indicated.

	Years Ended March 31,								
	2003			2002			2001		
	Average Balance	% of Deposits	Average Rate Paid	Average Balance	% of Deposits	Average Rate Paid	Average Balance	% of Deposits	Average Rate Paid
	(Dollars in thousands)								
Demand deposit accounts	$ 29,586	10.7%	-- %	$ 24,535	9.0%	-- %	$ 20,382	7.5%	-- %
NOW accounts	37,271	13.4	.64	36,177	13.2	1.12	32,312	12.0	1.29
Passbook and other savings accounts	70,489	25.4	1.10	67,322	24.7	1.32	62,018	22.9	2.03
Money market deposit accounts	33,695	12.1	1.83	16,869	6.2	1.75	17,200	6.4	2.22
Term deposit certificates	106,572	38.4	3.72	127,906	46.9	5.13	138,223	51.2	5.81
Total deposits	$277,613	100.0%	2.02%	$272,809	100.0%	2.98%	$270,135	100.0%	3.73%

Time Deposits in Excess of $100,000. The following table indicates the amount of the Bank's time deposits of $100,000 or more by time remaining until maturity as of March 31, 2003 (in thousands).

Maturity Period:	
Three months or less	$ 4,055
Three through six months	7,584
Six through twelve months	8,696
Over twelve months	5,924
Total	$ 26,259

Borrowings. From time to time the Bank borrows funds from the FHLB of Boston. All advances from the FHLB of Boston are secured by a blanket lien on residential first mortgage loans, certain investment securities and all the Bank's stock in the FHLB of Boston. At March 31, 2003, the Bank had advances outstanding from the FHLB of Boston of $144.4 million. Proceeds from these advances were primarily used to fund the Bank's loan growth. Additional sources of borrowed funds include The Co-operative Central Bank Reserve Fund and the Federal Reserve System.

The following table sets forth certain information regarding borrowings from the FHLB of Boston, including short-term borrowings under a line of credit, at the dates and for the periods indicated.

	At or for the Years Ended March 31,		
	2003	2002	2001
		(Dollars in thousands)	
Amounts outstanding at end of period	$ 144,400	$ 164,000	$ 121,000
Weighted average rate at end of period	4.81%	4.39%	5.84%
Maximum amount of borrowings outstanding at any month end	$ 165,500	$ 164,000	$ 121,000
Approximate average amounts outstanding	$ 155,590	$ 124,680	$ 111,980
Approximate weighted average rate during the year	4.67%	5.41%	6.18%

Subsidiaries

In April 1998, the Bank established Central Securities Corporation, a Massachusetts corporation, as a wholly owned subsidiary of the Bank for the purpose of engaging exclusively in buying, selling and holding, on its own behalf, securities that may be held directly by the Bank. This subsidiary corporation holds U.S. Treasury notes, Government agency obligations, corporate bonds and mortgage-backed securities and qualifies under Section 38B of Chapter 63 of the Massachusetts General Laws as a Massachusetts security corporation.

In July 1999, the Bank established Central Preferred Capital Corporation ("CPCC"), a Massachusetts corporation which has elected to be taxed as a real estate investment trust ("REIT") for federal and Massachusetts tax purposes. CPCC holds mortgage loans which were previously originated by the Bank. For additional information, see Note 8 of Notes to Consolidated Financial Statements under "Item 8. Financial Statements and Supplementary Data."

REGULATION AND SUPERVISION

Regulation and Supervision of the Company

General. The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by the Federal Reserve Board.

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Effective with the enactment of the Gramm-Leach-Bliley Act (the "G-L-B Act") on November 12, 1999, bank holding companies whose financial institution subsidiaries are well capitalized and well managed and have satisfactory Community Reinvestment Act ("CRA") records can elect to become "financial holding companies" which are permitted to engage in a broader range of financial activities than are permitted to bank holding companies. Financial holding companies are authorized to engage in, directly or indirectly, financial activities. A financial activity is an activity that is: (i) financial in nature; (ii) incidental to an activity that is financial in nature; or (iii) complementary to a financial activity and that does not pose a safety and soundness risk. The G-L-B Act includes a list of activities that are deemed to be financial in nature. Other activities also may be decided by the Federal Reserve Board to be financial in nature or incidental thereto if they meet specified criteria. A financial holding company that intends to engage in a new activity or to acquire a company to engage in such an activity is required to give prior notice to the Federal Reserve Board. If the activity is not either specified in the G-L-B Act as being a financial activity or one that the Federal Reserve Board has determined by rule or regulation to be financial in nature, the prior approval of the Federal Reserve Board is required.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank.

Under Massachusetts banking law, prior approval of the Massachusetts Division of Banks is also required before any person may acquire control of a Massachusetts bank or bank holding company. Massachusetts law generally prohibits a bank holding company from acquiring control of an additional bank if the bank to be acquired has been in existence for less than three years or, if after such acquisition, the bank holding company would control more than 30% of the FDIC-insured deposits in the Commonwealth of Massachusetts.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Regulation and Supervision of the Bank -- Capital Requirements."

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See "Regulation and Supervision of the Bank -- Prompt Corrective Regulatory Action."

Stock Repurchases. As a bank holding company, the Company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 ("SOX") was signed into law which mandated a variety of reforms intended to address corporate and accounting fraud. SOX contained provisions which amend the Securities Exchange Act of 1934, as amended (the "Act") and provisions which directed the SEC to promulgate rules. The resultant law and regulations under the Act as of the time of this annual report is set forth in the following paragraphs. SOX provides for the establishment of a new Public Company Accounting Oversight Board ("PCAOB"), which will enforce auditing, quality control and independence standards for firms that audit Securities and Exchange Commission ("SEC")-reporting companies and will be funded by fees from all SEC-reporting companies. SOX imposed higher standards for auditor independence and restricts provision of consulting services by auditing firms to companies they audit. Any non-audit services being provided to an audit client will require preapproval by the Company's audit committee members. In addition, certain audit partners must be rotated periodically. SOX requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under SOX, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Longer prison terms will also be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from trading during retirement plan "blackout" periods, and loans to company executives are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Act be deposited in a fund for the benefit of harmed investors. Directors and executive officers must also report most changes in their ownership of a company's securities within two business days of the change, and as of the end of June 2003, all ownership reports must be electronically filed.

SOX also increases the oversight and authority of audit committees of publicly traded companies. Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, all SEC-reporting companies must disclose whether at least one member of the committee is an audit committee "financial expert" (as such term is defined by the SEC rules) and if not, why not. Audit committees of publicly traded companies will have authority to retain their own counsel and other advisors funded by the company. Audit committees must establish procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters and procedures for confidential, anonymous submission of employee concerns regarding questionable accounting or auditing matters. It is the responsibility of the audit committee to hire, oversee and work on disagreements with the Company's independent auditor.

Beginning six months after the SEC determines that the PCAOB is able to carry out its functions, it will be unlawful for any person that is not a registered public accounting firm ("RPAF") to audit an SEC-reporting company. Under the Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company's chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. SOX also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the Company's financial statements for the purpose of rendering the financial statement's materially misleading. The SEC has prescribed rules requiring inclusion of an internal control report and assessment by management in the annual report to shareholders. SOX requires the RPAF that issues the audit report to attest to and report on management's assessment of the Company's internal controls. In addition, SOX requires that each financial report required to be prepared in accordance with (or reconciled to) generally accepted accounting principles and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

Although the Company anticipates it will incur additional expense in complying with the provisions of the Act and the related rules, management does not expect that such compliance will have a material impact on the Company's financial condition or results of operations.

Regulation and Supervision of the Bank

General. The Bank is subject to extensive regulation by the Commissioner and the FDIC. The lending activities and other investments of the Bank must comply with various regulatory requirements. The Commissioner and FDIC periodically examine the Bank for compliance with these requirements. The Bank must file reports with the Commissioner and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

Capital Requirements. Under FDIC regulations, state-chartered banks that are not members of the Federal Reserve System are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is 3% plus an additional "cushion" amount of at least 100 to 200 basis points with a minimum leverage capital requirement of not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage and non-mortgage servicing assets, purchased credit card relationships and qualifying supervisory goodwill) minus identified losses, disallowed deferred tax assets and investments in financial subsidiaries and certain non-financial equity investments.

In addition to the leverage ratio (the ratio of Tier 1 capital to total assets), state-chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8% of which at least four percentage points must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of over 20 years, certain other capital instruments and up to 45% of pretax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighting system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk weight categories from 0% to 100%, based on the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category. The sum of these weighted values equals the bank's risk-weighted assets.

At March 31, 2003, the Bank's ratio of Tier 1 capital to average assets was 6.77%, its ratio of Tier 1 capital to risk-weighted assets was 10.07% and its ratio of total risk-based capital to risk-weighted assets was 11.08%.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form.

Earnings of the Bank appropriated to bad debt reserves and deducted for Federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

Deposit Insurance. The Bank is required to pay assessments to the FDIC for insurance of its deposits by the BIF based on a percentage of its insured deposits. Under the Federal Deposit Insurance Act, the FDIC is required to set semi-annual assessments for BIF-insured institutions at a rate determined by the FDIC to be necessary to maintain the designated reserve ratio of the BIF at 1.25% of estimated insured deposits or at a higher percentage of insured deposits that the FDIC determines to be justified for that year by circumstances raising a significant risk of substantial future losses to the BIF. In the event the BIF should fail to meet the statutory reserve ratio, the FDIC would be required to set semi-annual assessments for BIF members that are sufficient to increase the reserve ratio to 1.25% within one year or in accordance with such other schedule that the FDIC adopts by regulation to restore the reserve ratio in not more than 15 years.

The assessment rate for an insured depository institution is determined by the assessment risk classification assigned to the institution by the FDIC based on the institution's capital level and supervisory evaluations. Based on the data reported to regulators for date closest to the last day of the fourth month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups — well capitalized, adequately capitalized or undercapitalized — using the same percentage criteria as in the prompt corrective action regulations. See "--Prompt Corrective Regulatory Action." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund.

The FDIC has adopted an assessment schedule for BIF deposit insurance pursuant to which the assessment rate for well-capitalized institutions with the highest supervisory ratings have been reduced to zero and institutions in the worst risk assessment classification will be assessed at the rate of 0.27% of insured deposits. At March 31, 2003, the Bank is considered well capitalized. In addition, FDIC-insured institutions are required to pay assessments to the FDIC to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to finance takeovers of insolvent thrifts. Until December 31, 1999, BIF-insured institutions were required to pay FICO assessments at one-fifth the rate at which Savings Association Insurance Fund ("SAIF") members were assessed. After December 31, 1999, both BIF and SAIF members have been assessed at the same rate for FICO payments.

The FDIC has announced that the BIF reserve ratio had fallen below 1.25% as of March 31, 2003. The FDIC has further indicated that in the event the BIF reserve ratio is expected to remain below the designated reserve ratio when the FDIC establishes the assessment rate for the first half of 2003 this fall, it will require BIF-insured banks to begin paying a premium for deposit insurance.

All Massachusetts chartered co-operative banks are required to be members of the Share Insurance Fund. The Share Insurance Fund maintains a deposit insurance fund which insures all deposits in member banks which are not covered by federal insurance, which in the case of the Bank are its deposits in excess of $100,000 per insured account. In past years, a premium of 1/24 of 1% of insured deposits has been assessed annually on member banks such as the Bank for this deposit insurance. However, no premium has been assessed in recent years.

Prompt Corrective Regulatory Action. Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective provisions. If an institution's ratio of tangible capital to total assets falls below the "critical capital level" established by the appropriate federal banking regulator, the institution will be subject to conservatorship or receivership within specified time periods.

Under the implementing regulations, the federal banking regulators generally measure an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). The following table shows the capital ratios required for the various prompt corrective action categories.

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if institution has a composite 1 CAMELS rating.

A "critically undercapitalized" institution is defined as an institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangible assets other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The FDIC may reclassify a well capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Patriot Act. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Loans to Executive Officers, Directors and Principal Stockholders. Loans to directors, executive officers and principal stockholders of a state non-member bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder together with all other outstanding loans to such person and affiliated interests generally may not exceed 15% of the bank's unimpaired capital and surplus and all loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (up to $500,000) must be approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. State non-member banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers may not be made on terms more favorable than those afforded other borrowers and are restricted as to type, amount and terms of credit. In addition, Section 106 of the BHCA prohibits extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state non-member bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. The BHCA and Regulation W further prohibit a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Massachusetts State Law. As a Massachusetts-chartered co-operative bank, the Bank is subject to the applicable provisions of Massachusetts law and the regulations of the Commissioner adopted thereunder. The Bank derives its lending and investment powers from these laws, and is subject to periodic examination and reporting requirements by and of the Commissioner. In addition, the Bank is required to make periodic reports to the Co-operative Central Bank. In 1990, legislation was enacted permitting banks nationwide to enter the Bank's market area and compete for deposits and loan originations. The approval of the Massachusetts Commissioner of Banks is required prior to any merger or consolidation, or the establishment or relocation of any office facility.

Employees

At March 31, 2003, the Company and the Bank employed 94 full-time and 36 part-time employees. The Company's and Bank's employees are not represented by any collective bargaining agreement. Management of the Company and Bank considers its relations with its employees to be good.

Item 2. Properties

The Bank owns all its offices, except the Burlington and Malden branch offices, and the loan and operations centers located in Somerville. Net book value includes the cost of land, buildings and improvements as well as leasehold improvements, net of depreciation and/or amortization. At March 31, 2003, all of the Bank's offices were in reasonable condition and met the business needs of the Bank. The following table sets forth the location of the Bank's offices, as well as certain information relating to these offices as of March 31, 2003 (dollars in thousands):

Office Location	Year Opened	Net Book Value at March 31, 2003
Main Office		
399 Highland Avenue Somerville, MA	1974	$ 273
Branch Offices:		
175 Broadway Arlington, MA	1982	123
85 Wilmington Road Burlington, MA	1978(a)	2
1192 Boylston Street Chestnut Hill (Brookline), MA	1954	127
137 Pleasant Street Malden, MA	1975(b)	22
846 Main Street Melrose, MA	1994	163

Office Location	Year Opened	Net Book Value at March 31, 2003
275 Main Street Woburn, MA	1980	$ 459
198 Lexington Street Woburn, MA	1974	163
Woburn High School Woburn, MA	2002(c)	37
Operations Center 17 Inner Belt Road Somerville, MA	1994(d)	8
Commercial Loan Center 401 Highland Avenue Somerville, MA	2002(e)	51
Residential Loan Center 403 Highland Avenue Somerville, MA	2002(f)	51

(a) The lease for the Burlington branch expires in 2007 with no renewal option.
(b) The lease for the Malden branch expires in 2005 with an option to extend the lease for one ten-year term.
(c) The lease for the Woburn High School branch is for one year, renewable annually.
(d) The lease for the Operations Center expires in 2005 with no renewal option.
(e) The lease for the Commercial Loan Center expires in 2006 with an option to extend for one three-year term.
(f) The lease for the Residential Loan Center expires in 2005 with an option to extend for one three-year term.

At March 31, 2003, the net book value of the Bank's premises and equipment was $1.9 million.

Item 3. Legal Proceedings

The Bank from time to time is involved as plaintiff or defendant in various legal actions incident to its business. Except as described herein, none of these actions are believed to be material, either individually or collectively, to the results of operations and financial condition of the Company or any subsidiary.

The Bank has been named as defendant in a civil suit filed March 28, 2002 in Middlesex Superior Court under the caption *Yi v. Central Bank* in which it is alleged, *inter alia,* that the Bank committed an unfair or deceptive trade practice by failing to pay surplus foreclosure proceeds to a junior lien holder in 1994. The plaintiff seeks damages of $165,000 plus statutory interest of approximately $175,000 and has applied for a multiple damage award under Chapter 93A of the Massachusetts General Laws which provides for up to treble damages if a violation is found to be willful or knowing. While the Bank believes that it has meritorious defenses to all such claims and intends to vigorously defend against them, a settlement offer has been made to the plaintiffs' counsel, however, no response has been received.

The Company and certain present and former directors have been named in related federal and state court lawsuits brought by PL Capital, LLC and affiliates ("PL Capital") and also by Lawrence B. Seidman and affiliates ("Seidman"), respectively, current and former stockholders, in which PL Capital has challenged actions by the directors including, among other things, a decision on setting the date for closing of the polls for voting at the 2002 Annual Meeting and the directors' decision following that Annual Meeting not to seek the sale of the Company. PL Capital and Seidman have challenged the directors' determination that PL Capital and Seidman secretly acted in concert in violation of the Company's Shareholder Rights Agreement ("Rights Plan").

After a review and recommendation by a Special Committee of the Board of Directors, the Board of Directors determined on January 28, 2003 that PL Capital, which owned 9.8% of Central Bancorp shares, had secretly coordinated a November 4, 2002 block trade to place 8.3% of Company's common stock in the hands of Seidman, Joseph Stilwell ("Stilwell") and Robert Reichenbach ("Reichenbach"), thereby exceeding the 10% ownership limit set by the Shareholder Rights Plan. As a result, the Special Committee and Board of Directors determined that PL Capital, Seidman, Stilwell and Reichenbach (collectively, the "PL Capital-Seidman Group") constitute an Acquiring Person under the Rights Plan. Seidman and PL Capital immediately commenced actions in the Massachusetts Superior Court for Suffolk County to enjoin implementation of the Rights Plan, which once implemented would provide an issuance of one additional share of common stock for each share presently owned to all of the Company's shareholders other than the PL Capital-Seidman Group. The Massachusetts Superior Court entered an ex parte temporary restraining order, later extended to a preliminary injunction, enjoining the Company and its Board of Directors from implementing the Rights Plan pending trial on the merits. Following expedited proceedings in Massachusetts federal and state courts, the parties have asked for rulings on the legal standard applicable to the directors' decisions challenged by PL Capital and Seidman and on whether PL Capital and Seidman can avoid application of the Rights Plan to them by virtue of Seidman's sale of all of his shares in the Company. Seidman sold those shares immediately after his motion for summary judgment in the federal court was denied and contemporaneously with the federal court's order that the applicable legal standard on the applicable Rights Plan claims be determined by the state court and that trial then proceed as scheduled in the state court. (On February 11 and February 26, 2003, respectively, the Company and its directors entered into settlement agreements with Stilwell and Reichenbach (and their respective affiliates) and the litigation was subsequently dismissed with respect to those parties only.)

PL Capital's initial complaint was filed on October 1, 2002 in the United States District Court for the District of Massachusetts and amended on November 12, 2002, challenging, respectively, the decisions of the Company's Board of Directors concerning setting a date for closing the polls on voting for directors at the 2002 Annual Meeting and the Board of Directors' decision not to seek sale of the Company. (PL Capital's amended complaint also challenged the directors' decision to re-elect Marat E. Santini and John F. Gilgun, Jr. rather than PL Capital's nominees to the Board of the Bank and the Company's reimbursement of legal fees for Joseph and John Doherty, and alleged unfair and deceptive trade practices within the meaning of Chapter 93A of the Massachusetts General Laws.) PL Capital's requests for relief were opposed by the Company and its directors and were denied by the court and dismissed on November 13, 2002. PL Capital and Seidman subsequently filed complaints in the Massachusetts Superior Court for Suffolk County on January 30 and 31, 2003 challenging the directors' Rights Plan decision of January 28, 2003, but the state court found that PL Capital and Seidman had apparently failed to inform the Court that PL Capital had filed related action in federal court (see above) and was already a party there to identical claims concerning the Rights Plan. (The Special Committee had filed in federal court on January 28, 2003, seeking a declaratory judgment that its decision under the Rights Plan complied with applicable Massachusetts law to prevent such circumvention by PL Capital or Seidman.) Accordingly, PL Capital and Seidman were ordered by the state court to proceed in federal court, where PL Capital had initiated action in October 2002.

PL Capital and Seidman have filed additional claims in the federal court challenging other decisions made by the Company's directors. PL Capital's claims in the federal court against the Company, its directors, the Central Cooperative Bank Employee Stock Ownership Plan Trust (the "ESOP") and the Joseph R. Doherty Family Limited Partnership, L.P. also challenge the directors' approval of a loan from the Company to the ESOP and allege interference with PL Capital's voting rights as a result of the ESOP's purchase of Reichenbach's shares of the Company's common stock (in connection with Reichenbach's decision to settle out of the litigation). PL Capital further alleges that John Doherty, Joseph Doherty, the Joseph R. Doherty Family Limited Partnership, L.P. and the ESOP (and its trustees) violated Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act") by allegedly failing to disclose certain relationships and purported motives in connection with their ownership of the Company's stock. PL Capital also seeks a declaratory judgment that former director Garrett Goodbody and director Richard Fates are entitled to indemnification from the Company with respect to the litigation. PL Capital seeks declaratory and injunctive relief, money damages and attorneys' fees. Seidman has also alleged in the federal court, in addition to claims concerning the directors' Rights Plan determination, claims similar to PL Capital's alleging violation of Section 13(d) of the Exchange Act by John Doherty and Joseph Doherty and interference with Seidman's voting rights by virtue of the ESOP's purchase of Reichenbach's shares of the Company's common stock. Seidman seeks declaratory relief and attorneys' fees. The Company has also sought a declaratory judgment from both the state and federal courts seeking to resolve those litigations (and, in the federal court, the Company has also alleged that PL Capital and Seidman violated Section 13(d) of the Exchange Act by failing to disclose to the Company, its shareholders and the investing public their coordinated ownership of the Company's stock).

The Company believes that all of PL Capital's and Seidman's claims are without merit and intends to defend them vigorously.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is quoted on the Nasdaq National Market[SM] under the symbol "CEBK." At March 31, 2003, there were 1,662,433 shares of the common stock outstanding and approximately 249 holders of record. The foregoing number of holders does not reflect the number of persons or entities who held the stock in nominee or "street name" through various brokerage firms. In October 1996, the Company established a quarterly cash dividend policy and made its first dividend distribution on November 15, 1996; it has paid cash dividends on a quarterly basis since initiating the dividend program.

The following tables list the high and low prices for the Common Stock during each quarter of fiscal 2003 and fiscal 2002 as reported by the Nasdaq National Market[SM], and the amounts and payable dates of the cash dividends paid during each quarter of fiscal 2003 and fiscal 2002. The stock quotations constitute interdealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

Common Stock Prices

Fiscal 2003	High	Low
6/30/02	$31.95	$26.50
9/30/02	33.50	28.05
12/31/02	31.50	28.31
3/31/03	36.55	30.11

Fiscal 2002	High	Low
6/30/01	$26.00	$17.50
9/30/01	27.75	21.50
12/31/01	26.99	21.00
3/31/02	29.75	25.00

Cash Dividends (*payable dates*)

Fiscal 2003	Amount
5/17/02	$0.10
8/16/02	0.10
11/15/02	0.12
2/14/03	0.12

Fiscal 2002	Amount
5/18/01	$0.10
8/17/01	0.10
11/16/01	0.10
2/15/02	0.10

Item 6. Selected Financial Data

	At or for the Year Ended March 31,				
	2003	2002	2001	2000	1999
	(Dollars and shares in thousands, except per share data)				
Balance Sheet					
Total assets	$ 477,208	$ 468,219	$ 449,337	$ 409,557	$ 364,696
Total loans	390,464	371,707	345,793	320,013	280,346
Investments:					
Available for sale	61,111	73,884	49,388	68,316	68,881
Held to maturity	--	--	--	--	--
Deposits	287,959	261,907	287,167	258,339	266,463
Borrowings	144,576	164,000	121,000	111,000	57,000
Total stockholders' equity	39,443	38,954	38,212	37,397	38,742
Shares outstanding	1,662	1,633	1,684	1,810	1,967
Statements of Operations					
Net interest and dividend income	$ 17,257	$ 14,413	$ 13,914	$ 13,375	$ 11,947
Provision for loan losses	--	--	--	--	--
Net gain (loss) from sale and write-down of investment securities	(308)	(150)	680	1,013	580
Gain on sale of loans	796	--	--	--	--
Other non-interest income	917	838	608	656	788
Total non-interest expenses	13,877	10,464	10,330	9,345	8,773
Income before cumulative effect of accounting change	2,187	2,860	3,109	3,567	2,682
Net income	2,187	2,860	3,109	3,333	2,682
Earnings per common share after cumulative effect of accounting change - diluted	1.37	1.72	1.81	1.77	1.38
Selected Ratios					
Interest rate spread	3.29%	2.85%	2.80%	3.11%	2.97%
Net yield on interest-earning assets	3.71	3.36	3.38	3.64	3.29
Equity-to-assets	8.27	8.32	8.50	9.13	10.62
Return on average assets before cumulative effect of change in accounting principle	0.46	0.65	0.74	0.94	0.72
Return on average stockholders' equity before cumulative effect of change in accounting principle	5.52	7.62	8.11	9.49	7.12
Dividend payout ratio	33.24	23.39	22.42	20.67	23.45

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The operations of the Company and its subsidiary, the Bank, are generally influenced by overall economic conditions, the related monetary and fiscal policies of the federal government and the regulatory policies of financial institution regulatory authorities, including the Commissioner, the Federal Reserve Board and the FDIC.

The Bank monitors its exposure to earnings fluctuations resulting from market interest rate changes. Historically the Bank's earnings have been vulnerable to changing interest rates due to differences in the terms to maturity or repricing of its assets and liabilities. For example, in a rising interest rate environment, the Bank's net interest income and net income could be negatively affected as interest-sensitive liabilities (deposits and borrowings) could adjust more quickly to rising interest rates than the Bank's interest-sensitive assets (loans and investments).

The following is a discussion and analysis of the Company's results of operations for the last three fiscal years and its financial condition at the end of fiscal years 2003 and 2002. Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes.

Application of Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis in making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amount derived from management's estimates and assumptions under different assumptions or conditions.

Management believes the allowance for loan losses policy is a critical accounting policy that required the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimate and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of future losses. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the discussion of Allowance for Loan Losses in the Business Section and Notes 1 and 4 to Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

Results of Operations

The Company reported net income of $2.2 million or $1.37 per diluted share for fiscal 2003, as compared to $2.9 million, or $1.72 per diluted share for fiscal 2002 and $3.1 million or $1.81 per diluted share for fiscal 2001.

The Company's earnings in fiscal 2003 were adversely affected by two significant items, namely, state legislation (the "REIT legislation") passed in March 2003 that retroactively eliminated the dividends received deduction on dividends received from the Bank's REIT subsidiary and legal fees incurred in connection with litigation with certain of the Company's shareholders.

The REIT legislation resulted in an increase in the Company's provision for income taxes of $835 thousand in the fourth quarter of fiscal 2003. In June 2003, a group of banks negotiated a settlement with the Massachusetts Department of Revenue ("DOR") and, as a result, the Bank will recognize in the first quarter of fiscal 2004 a reduction in the Company's provision for income taxes of $374 thousand.

The legal fees associated with the litigation with certain shareholders, who initially filed suit against the Company in October 2002 following the annual meeting of shareholders, totaled approximately $875 thousand, net of taxes. The Company has coverage under its directors' and officers' liability insurance policy for reimbursement of legal fees, subject to limitations, incurred in connection with this litigation. The extent of coverage is currently being resolved with the insurance carrier. At March 31, 2003, the Company had not received any insurance reimbursement and, accordingly, net income was reduced to the extent of legal fees incurred.

The Company's earnings decrease for fiscal 2002 compared with fiscal 2001 was primarily due to write-downs of $642 thousand in certain equity securities which had experienced a decline in fair value judged by management to be other than temporary, partially offset by higher net interest income.

Interest Rate Spread. The Company's and the Bank's operating results are significantly affected by its net interest spread, which is the difference between the yield on loans and investments and the interest cost of deposits and borrowings. The interest spread is affected by economic conditions and market factors that influence interest rates, loan demand and deposit flows. The following table present average balances, interest income and expense and yields earned or rates paid on all interest-earning assets and interest-bearing liabilities for the years indicated.

	Years Ended March 31,								
	2003			2002			2001		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Mortgage loans	$ 370,505	$ 24,952	6.73%	$ 327,743	$ 23,567	7.19%	$ 334,513	$ 25,613	7.66%
Other loans	7,997	586	7.33	7,528	670	8.90	7,219	716	9.92
Total loans	378,502	25,538	6.75	335,271	24,237	7.23	341,732	26,329	7.70
Short-term investments	7,620	125	1.64	22,076	866	3.92	7,457	487	6.53
Investment securities	78,928	4,466	5.66	71,427	4,170	5.84	62,998	4,101	6.51
Total investments	86,548	4,591	5.30	93,503	5,036	5.39	70,455	4,588	6.51
Total interest-earning assets	465,050	30,129	6.48	428,774	29,273	6.83	412,187	30,917	7.50
Allowance for loan losses	(3,287)			(3,234)			(3,042)		
Non-interest-earning assets	14,406			14,951			13,676		
Total assets	$ 476,169			$ 440,491			$ 422,821		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Deposits	$ 248,027	$ 5,601	2.26	$ 248,274	8,119	3.27	$ 249,753	10,087	4.04
Short-term borrowings	505	9	1.78	477	10	2.10	874	58	6.64
Advances from FHLB of Boston	155,085	7,262	4.68	124,203	6,731	5.42	111,106	6,858	6.17
Total interest-bearing liabilities	403,617	12,872	3.19	372,954	14,860	3.98	361,733	17,003	4.70
Non-interest-bearing deposits	29,586			24,535			20,382		
Other liabilities	3,371			4,481			2,383		
Total liabilities	436,574			401,970			384,498		
Stockholders' equity	39,595			38,521			38,323		
Total liabilities and stockholders' equity	$ 476,169			$ 440,491			$ 422,821		
Net interest and dividend income		$ 17,257			$ 14,413			$ 13,914	
Interest rate spread			3.29%			2.85%			2.80%
Net yield on interest-earning assets			3.71%			3.36%			3.38%

Rate/Volume Analysis. The effect on net interest income of changes in interest rates and changes in the amounts of interest-earning assets and interest-bearing liabilities is shown in the following table. Information is provided on changes for the fiscal years indicated attributable to changes in interest rates and changes in volume. Changes due to combined changes in interest rates and volume are allocated between changes in rate and changes in volume proportionally to the change due to volume and the change due to rate.

	2003 vs. 2002 Changes due to increase (decrease) in:			2002 vs. 2001 Changes due to increase (decrease) in:		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Mortgage loans	$ 2,953	$(1,568)	$ 1,385	$ (508)	$(1,538)	$(2,046)
Other loans	40	(124)	(84)	30	(76)	(46)
Total income from loans	2,993	(1,692)	1,301	(478)	(1,614)	(2,092)
Short-term investments	(393)	(348)	(741)	639	(260)	379
Investment securities	428	(132)	296	516	(447)	69
Total income from investments	35	(480)	(445)	1,155	(707)	448
Total interest and dividend income	3,028	(2,172)	856	677	(2,321)	(1,644)
Interest expense:						
Deposits	(8)	(2,510)	(2,518)	(60)	(1,908)	(1,968)
Short-term borrowings	1	(2)	(1)	(19)	(29)	(48)
Advances from FHLB of Boston	1,529	(998)	531	758	(885)	(127)
Total interest expense	1,522	(3,510)	(1,988)	679	(2,822)	(2,143)
Net interest and dividend income	$ 1,506	$ 1,338	$ 2,844	$ (2)	$ 501	$ 499

Interest and Dividend Income. The Company experienced a $2.8 million overall increase in net interest and dividend income for the year ended March 31, 2003 compared to fiscal 2002. Interest income on loans increased by $1.3 million to $25.5 million due to a $43.2 million increase in average loan balances partially offset by a 48 basis point decline in the average rate earned. During fiscal 2003, the Bank commenced its mortgage banking initiative and sought to increase its origination of residential mortgage loans and to eliminate the purchase of such loans. With the continuing decline of interest rates which reached a forty-year low in fiscal 2003, the Bank was able to double its origination of such loans to $118.4 million of which $35.7 million were sold in the secondary market. The Bank has continued to emphasize commercial real estate lending in order to diversify the loan portfolio and improve overall portfolio yield. Interest and dividend income on investments decreased by $445 thousand in fiscal 2003 due primarily to a 9 basis point decrease in the rate earned on investments and a $7.0 million decrease in the average balance of investments. The overall total average balance of interest-earning assets increased by $36.3 million from fiscal 2002 to fiscal 2003, and the average yield on all interest-earning assets decreased by 35 basis points between the two fiscal years.

The Bank experienced a $499 thousand overall increase in net interest and dividend income for the year ended March 31, 2002 compared to fiscal 2001. Interest income on loans decreased by $2.1 million to $24.2 million due to a $6.5 million decrease in average loan balances and a 47 basis point decline in the average rate earned. During fiscal year 2002, the Bank originated and purchased new loans amounting to $157.9 million, including $84.0 million during the fourth quarter of the year. With declining interest rates, management had decided to slow down the origination of fixed-rate residential loans during the first half of the year. During the second half of the year, the Bank priced its residential loans more competitively which increased origination volume. Additionally, interest and dividend income on investments increased by $448 thousand in fiscal 2002 due primarily to an $23.0 million increase in average total balances of investments partially offset by a 112 basis point decrease in the rate earned on investments. The overall total average balance of interest-earning assets increased by $16.6 million from fiscal 2001 to fiscal 2002, and the average yield on all interest-earning assets decreased by 67 basis points between the two fiscal years.

Interest Expense. For fiscal 2003, interest expense on deposits decreased by $2.5 million from $8.1 million in fiscal 2002 to $5.6 million in fiscal 2003. The decrease can be attributed primarily to a 101 basis point reduction in the cost of deposits in fiscal 2003 reflecting the series of reductions in interest rates initiated by the Federal Reserve Board beginning in January 2001. Interest expense on borrowings increased $530 thousand as the average balance of borrowings rose to $155.6 million during fiscal 2003 from $124.7 million during fiscal 2002, which was partially offset by a decrease of 74 basis points in the rate paid on these borrowings to 4.67% in fiscal 2003 from 5.41% in fiscal 2002. There was an overall increase in the average balance of interest-bearing liabilities of $30.7 million during fiscal 2003 compared to fiscal 2002.

For fiscal 2002, interest expense on deposits decreased by $2.0 million from $10.1 million in fiscal 2001 to $8.1 million in fiscal 2002. The decrease can be attributed primarily to a 77 basis point reduction in the cost of deposits in fiscal 2002 reflecting the series of reductions in interest rates initiated by the Federal Reserve Board beginning in January 2001 and the repricing of nearly 70% of certificates of deposit outstanding at March 31, 2001 in fiscal 2002. Interest expense on borrowings decreased $175 thousand as the average balance of borrowings rose to $124.7 million during fiscal 2002 from $112.0 million during fiscal 2001, which was more than offset by a decrease of 77 basis points in the rate paid on these borrowings to 5.41% in fiscal 2002 from 6.18% in fiscal 2001. There was an overall increase in the average balance of interest-bearing liabilities of $11.2 million during fiscal 2002 compared to fiscal 2001.

Provision for Loan Losses. Due to the high level of asset quality, as measured by low delinquency rates and the absence of non-performing assets during the past two years, the Bank made no provision for loan losses during fiscal 2003, 2002 and 2001. At March 31, 2003 and 2002, the Bank had no non-performing loans.

Non-interest Income. Total non-interest income for fiscal 2003 was $1.4 million, compared to $688 thousand during fiscal 2002. During the second half of fiscal 2003, the Bank commenced its mortgage banking initiative and sold $35.7 million of fixed rate residential mortgage loans in the secondary market. These loans were sold on a servicing released basis. The Bank realized a gain of $796 thousand on the sale of these loans. Non-interest income in fiscal 2003 was adversely affected by the additional write-down of $803 thousand in certain equity securities, which had experienced a decline in fair value judged to be other than temporary.

Total non-interest income for fiscal 2002 was $688 thousand, compared to $1.3 million during fiscal 2001. The primary reason for the $600 thousand decline in fiscal 2002 was the write-down of $642 thousand in certain equity securities which had experienced a decline in fair value judged to be other than temporary and a decrease in gains on the sale of securities. Partially offsetting this decrease was an increase in deposit service charges attributable to an increase in core deposit accounts and, for the first time, brokerage income from the Bank's new offering of investment products through a third party.

Non-interest Expenses. Non-interest expenses increased $3.4 million during fiscal 2003, as compared to the year ended March 31, 2002. This increase is due to increases in salaries and employee benefits ($1.3 million), data processing expenses ($170 thousand), professional fees ($1.4 million), advertising ($133 thousand) and other non-interest expenses ($726 thousand), partially offset by the elimination of goodwill amortization ($288 thousand).

Salaries and employee benefits increased by $1.3 million, or 23.4%, in fiscal 2003 as compared to fiscal 2002 due to several factors including additional lending personnel in both the residential and commercial real estate areas, an overall salary increase of approximately 4%, additional ESOP expense associated with shares acquired during the year and bonuses earned in connection with the Bank's management incentive compensation plan (no bonuses were earned in fiscal 2002).

Data processing expenses increased by $170 thousand, or 17.6%, in fiscal 2003 as compared to fiscal 2002 due primarily to volume related charges for both data processing and item processing.

Professional fees increased by $1.4 million in fiscal 2003 as compared to fiscal 2002 due primarily to legal fees associated with pending litigation with certain of the Company's shareholders and, to a lesser extent, legal and other professional fees incurred in connection with the contested election of directors at the 2002 annual meeting of stockholders. Professional fees incurred for such activities aggregated approximately $1.65 million in fiscal 2003.

Exclusive of such costs, professional fees would have been approximately $758 thousand in fiscal 2003. Future legal fees associated with this litigation are likely to be significant.

As previously noted, the Company has coverage under its directors' and officers' liability insurance policy for reimbursement of legal fees, subject to limitations, incurred in connection with the shareholder litigation. No reimbursement of legal fees was received in fiscal 2003. Management is currently working with its insurance carrier to ensure that the Company receives full reimbursement of all legal fees to which it is entitled. At this time, no estimate of any future insurance recovery is available.

Advertising expense increased by $133 thousand, or 51.0%, in fiscal 2003 as compared to fiscal 2002 due to increased promotion of the Bank's expanded residential and commercial real estate lending programs. During fiscal 2002, the Bank had reduced its use of advertising to promote certificates of deposit.

Other non-interest expenses increased by $726 thousand, or 59.9%, in fiscal 2003 as compared to fiscal 2002. Such increase was due to several factors including the accrual for the Bank's portion of the estimated cost of resolution of a commercial claim filed in 2002, as well as increases in ATM expense, memberships and contributions, communication costs and directors fees.

Non-interest expense increased $134 thousand during fiscal 2002, as compared to the year ended March 31, 2001. Such increase is primarily due to increases in professional fees of $294 thousand and data processing service fees of $119 thousand, partially offset by decreases in advertising of $285 thousand and occupancy and equipment expenses of $68 thousand. Salaries and employee benefits, the largest component of non-interest expenses was virtually unchanged during fiscal 2002.

The increase in professional fees of $294 thousand in fiscal 2002 compared to fiscal 2001 was primarily due to increased legal and consulting costs. The increase in data processing service fees was due to the change, in November 2000, to a new data processing system more suitable to the Bank's needs. The decrease in advertising of $285 thousand occurred as the Bank curtailed its regular promotion of certificates of deposit.

Salaries and employee benefits expense decreased approximately $9 thousand during fiscal 2002 despite a $175 thousand increase in ESOP expenses due to the initial application of the fair value method of accounting for the allocation of ESOP shares to employees. Prior to fiscal 2002, compensation expense was recognized as shares were allocated to ESOP participants' accounts based on the cost of such shares to the ESOP. In future periods, compensation expense relating to the ESOP may be significantly affected by the market value of the Company's common stock.

Income Taxes. The effective rates of income tax expense for the years ended March 31, 2003, 2002 and 2001 were 54.3%, 38.3% and 36.2%, respectively. Exclusive of the impact of an additional state tax provision, as described below, necessitated by recent tax legislation, the effective tax rate in 2003 would have been 36.8%.

The Governor of Massachusetts signed legislation on March 5, 2003, which expressly disallows deductions for dividends received from a REIT, resulting in such dividends being subject to state taxation. In addition, the legislation applies retroactively to tax years ending on or after December 31, 1999. In the fourth quarter of 2003, the Company provided additional income taxes of $835 thousand as a result of this legislation. Beginning in May 2002, the DOR had sent assessment notices and, later, demand notices to Massachusetts financial institutions with REIT subsidiaries asserting that the state statute providing for a 95% dividends received deduction on certain distributions did not apply to dividends received from a REIT subsidiary. With the passage of the aforementioned legislation, the focus of this disputed matter was changed from an interpretation of tax law to the constitutionality of a retroactive change in the law.

Given the significant financial impact of this issue on numerous Massachusetts financial institutions and the considerable uncertainty of the constitutionality of the retroactive provisions of the legislation, a settlement was reached in June 2003 among the DOR and the majority of affected financial institutions. This settlement provides that 50% of all dividends received by the Bank from its REIT subsidiary from 1999 through December 2002 are subject to state income taxes. In addition, interest on the related taxes is to be assessed. In settlement of this matter, the Bank paid $431 thousand in June 2003 and also recognized a reduction in its accrued tax liabilities of $374 thousand, which will increase net income by the same amount in the first quarter of fiscal 2004.

As a result of this legislation, the Company's effective tax rate is likely to increase closer to the effective statutory rate for Massachusetts financial institutions of approximately 40.9%.

Financial Condition

Total assets at March 31, 2003 amounted to $477.2 million, an increase of $9.0 million from $468.2 million at March 31, 2002. Total assets at March 31, 2002 amounted to $468.2 million, an increase of $18.9 million from $449.3 million at March 31, 2001. During fiscal 2003, increases in the Bank's core deposits were used to repay FHLB advances, which contributed to the modest asset growth in fiscal 2003.

Net loans increased $18.8 million to $387.2 million at March 31, 2003 from $368.4 million at March 31, 2002. At March 31, 2003, mortgage loans were $383.9 million, a $20.6 million increase from March 31, 2002. The increase in mortgage loans was entirely attributable to increases in commercial real estate and construction loans which increased $20.1 million and $9.3 million, respectively. The growth in commercial real estate loans and construction loans is attributable to the addition of experienced commercial lenders and expansion of the credit administration function in recent years. Residential mortgage loans decreased $8.7 million during fiscal 2003 and represented 60.8% of loans at March 31, 2003 compared to 66.2% at March 31, 2002. During fiscal 2003, the Bank commenced operation of its mortgage banking initiative, which resulted in the sale of $35.7 million in fixed rate residential mortgage loans.

Total deposits at March 31, 2003 were $288.0 million, a $26.1 million increase from $261.9 million one year earlier. This increase is attributable to core deposit growth of $31.3 million, or 20.5%, partially offset by a decrease in certificates of deposit of $5.2 million. The majority of core deposit growth was in money market accounts, the highest paying core deposit account. This growth has been aided by the introduction and promotion of the Bank's *Community Package Account* product, low interest rates and the continuing uncertainty in the stock market.

Advances from the FHLB of Boston decreased to $144.4 million at March 31, 2003 from $161.0 million at March 31, 2002. The Bank decreased its borrowings from the FHLB of Boston in fiscal 2003 consistent with its intent of reducing the utilization of FHLB advances.

Stockholders' equity increased to $39.4 million at March 31, 2003 from $39.0 million at March 31, 2002 due to $3.8 million in comprehensive income, $516 thousand in proceeds from option exercises and $429 thousand in amortization of unearned ESOP compensation. The increases in these equity accounts were substantially offset by $3.6 million in ESOP stock purchases and $727 thousand in dividends paid.

Liquidity

The Company's primary sources of liquidity are dividends from its bank subsidiary and repayments of the ESOP loans. In addition, the Company has access to the capital markets to raise additional equity.

The Bank's principal sources of liquidity are customer deposits, amortization and repayments of loan and mortgage-backed security principal, FHLB of Boston advances and maturities of various other investments. These various sources of liquidity, as well as the Bank's ability to sell residential mortgage loans in the secondary market, are used to fund deposit withdrawals, loan originations and investments.

Deposits have been a relatively stable source of funds for the Bank despite significant competition. During fiscal 2003, deposit balances increased by $26.1 million to $288.0 million from $261.9 million at March 31, 2002. The mix of deposits changed significantly during fiscal 2003 with term deposit certificates decreasing $5.2 million while core deposit accounts increased $31.3 million. This shift occurred due to several factors including the low interest rate environment that prevailed throughout the year, the Bank's emphasis of its core deposit products and less aggressive pricing of term deposits.

The Bank is a member of the FHLB of Boston and has the ability to borrow from the FHLB of Boston for any sound business purpose for which the Bank has legal authority, subject to such regulations and limitations as may be prescribed. At March 31, 2003 and 2002, the Bank had outstanding FHLB of Boston advances of $144.4 million and $161.0 million, respectively. The FHLB of Boston advances are secured by a blanket lien on residential first mortgage loans, U.S. Government and agency securities and all stock in the FHLB of Boston. At March 31, 2003, the Bank had approximately $26.0 million in unused borrowing capacity at the FHLB of Boston.

The Bank also may obtain funds from the Federal Reserve Bank of Boston by pledging certain of the Bank's notes and drafts and is party to a retail CD brokerage agreement with a major brokerage firm. The Bank views these borrowing facilities as secondary sources of liquidity and has had no need to use them.

At March 31, 2003, outstanding commitments to originate mortgage loans totaled $33.3 million, and commitments for unadvanced funds on home equity, commercial and construction loans totaled $23.4 million. At March 31, 2003, the Bank also had $4.8 million in commitments to sell residential mortgage loans. Management believes that the Bank has adequate sources of liquidity to fund these commitments.

Capital Resources

The Company and the Bank are required to maintain minimum capital ratios pursuant to federal banking regulations. The first standard establishes a risk-adjusted ratio relating capital to different categories of balance sheet assets and off-balance sheet obligations. Two categories of capital are defined: Tier 1 or core capital (stockholders' equity) and Tier 2 or supplementary capital. Total capital is the sum of both Tier 1 and Tier 2 capital. According to the standards, Tier 1 capital must represent at least 50% of qualifying total capital. At March 31, 2003, the minimum total risk-based capital ratio required was 8.00%. The Company's and the Bank's risk-based total capital ratios at March 31, 2003 were 12.05% and 11.08%, respectively.

To complement the risk-based standards, the FDIC adopted a leverage ratio (adjusted stockholders' equity divided by total average assets) of 3% for the most highly rated banks and 4%-5% for all others. The leverage ratio is to be used in tandem with the risk-based capital ratios as the minimum standards for banks. The Company's and the Bank's leverage ratios were 7.41% and 6.77%, respectively, at March 31, 2003.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Bank's earnings are largely dependent on its net interest income, which is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank seeks to reduce its exposure to changes in interest rate, or market risk, through active monitoring and management of its interest-rate risk exposure. The policies and procedures for managing both on- and off-balance sheet activities are established by the Bank's asset/liability management committee ("ALCO"). The Board of Directors reviews and approves the ALCO policy annually and monitors related activities on an ongoing basis.

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, borrowing and deposit taking activities.

The main objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and preserve capital, while adjusting the Bank's asset/liability structure to control interest-rate risk. However, a sudden and substantial increase or decrease in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The Bank quantifies its interest-rate risk exposure using a sophisticated simulation model. Simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specific time horizon. Simulation analysis involves projecting future interest income and expense under various rate scenarios. The simulation is based on actual cash flows and assumptions of management about the future changes in interest rates and levels of activity (loan originations, loan prepayments, deposit flows, etc). The assumptions are inherently uncertain and, therefore, actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and strategies. The net interest income projection resulting from use of actual cash flows and management's assumptions is compared, to net interest income projections based on an immediate shift of 300 basis points upward and 100 basis points downward (150 basis points for 2002). The 2003 rate was lowered due to the continuing decline in interest rates. Internal guidelines on interest rate risk state that for every 100 basis points immediate shift in interest rates, estimated net interest income over the next twelve months should decline by no more than 5%.

The following table indicates the estimated exposure, as a percentage of estimated net interest income, for the twelve month period following the date indicated assuming an immediate and parallel shift for all market rates with other rates adjusting to varying degrees in each scenario based on both historical and expected spread relationships:

	March 31,	
	2003	2002
300 basis point increase in rates	(7.6)%	(12.9)%
100 basis point decrease in rates (2003 only)	(2.0)%	
150 basis point decrease in rates (2002 only)		0.5%

For each one percentage point change in net interest income in the 2003 projections, the effect on net income would be $105 thousand assuming a 40% tax rate.

Item 8. Financial Statements and Supplementary Data

Page

Consolidated Balance Sheets 34

Consolidated Statements of Income 35

Consolidated Statement of Changes in Stockholders' Equity 36

Consolidated Statement of Cash Flows 38

Notes to Consolidated Financial Statements 39

Independent Auditors' Report 59

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
(Dollars in thousands)

	March 31, 2003	March 31, 2002
ASSETS		
Cash and due from banks	$ 5,996	$ 5,109
Short-term investments	5,226	2,455
Cash and cash equivalents	11,222	7,564
Investment securities available for sale (amortized cost of $59,500 in 2003 and $74,935 in 2002) (note 2)	61,111	73,884
Stock in Federal Home Loan Bank of Boston, at cost (notes 2 and 7)	8,300	8,300
The Co-operative Central Bank Reserve Fund (note 2)	1,576	1,576
Total investments	70,987	83,760
Loans (note 3)	390,464	371,707
Less allowance for loan losses (note 4)	3,284	3,292
Net loans	387,180	368,415
Accrued interest receivable	2,380	2,530
Banking premises and equipment, net (note 5)	1,869	1,836
Deferred tax asset, net (note 8)	719	1,289
Goodwill, net (note 1)	2,232	2,232
Other assets	619	593
Total assets	$ 477,208	$ 468,219
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits (note 6)	$ 287,959	$ 261,907
Federal Home Loan Bank advances (notes 2 and 7)	144,400	161,000
Short-term borrowings	176	3,000
Advance payments by borrowers for taxes and insurance	999	1,111
Accrued expenses and other liabilities	4,231	2,247
Total liabilities	437,765	429,265
Commitments and Contingencies (notes 8, 9 and 12)		
Stockholders' equity (note 10):		
Preferred stock $1.00 par value; authorized 5,000,000 shares; none issued	--	--
Common stock $1.00 par value; authorized 15,000,000 shares; 2,027,727 shares issued at March 31, 2003 and 1,999,588 shares issued at March 31, 2002	2,028	2,000
Additional paid-in capital	12,751	11,934
Retained income	34,601	33,141
Treasury stock (365,294 shares at March 31, 2003 and 2002), at cost	(7,249)	(7,189)
Accumulated other comprehensive income (loss)	1,002	(626)
Unearned compensation – ESOP (note 11)	(3,690)	(306)
Total stockholders' equity	39,443	38,954
Total liabilities and stockholders' equity	$ 477,208	$ 468,219

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income
(In Thousands, Except Per Share Data)

	Years Ended March 31,		
	2003	2002	2001
Interest and dividend income:			
Mortgage loans	$ 24,952	$ 23,567	$ 25,613
Other loans	586	670	716
Short-term investments	125	866	487
Investments	4,466	4,170	4,101
Total interest and dividend income	30,129	29,273	30,917
Interest expense:			
Deposits	5,601	8,119	10,087
Advances from Federal Home Loan Bank of Boston	7,262	6,731	6,858
Short-term borrowings	9	10	58
Total interest expense	12,872	14,860	17,003
Net interest and dividend income	17,257	14,413	13,914
Provision for loan losses (note 4)	--	--	--
Net interest and dividend income after provision for loan losses	17,257	14,413	13,914
Non-interest income:			
Deposit service charges	571	492	428
Net gains (losses) from sales and write-downs of investment securities (note 2)	(308)	(150)	680
Gain on sale of loans	796	--	--
Brokerage income	94	100	--
Other income	252	246	180
Total non-interest income	1,405	688	1,288
Non-interest expenses:			
Salaries and employee benefits (note 11)	6,862	5,562	5,571
Occupancy and equipment (note 5)	1,137	1,124	1,192
Data processing service fees	1,136	966	847
Professional fees	2,410	1,051	757
Advertising	394	261	546
Goodwill amortization (note 1)	--	288	288
Other expenses	1,938	1,212	1,129
Total non-interest expenses	13,877	10,464	10,330
Income before income taxes	4,785	4,637	4,872
Provision for income taxes (note 8)	2,598	1,777	1,763
Net income	$ 2,187	$ 2,860	$ 3,109
Earnings per common share (note 1)			
Basic	$ 1.38	$ 1.73	$ 1.81
Diluted	$ 1.37	$ 1.72	$ 1.81
Weighted average common shares outstanding - basic	1,584	1,650	1,717
Weighted average common and equivalent shares outstanding – diluted	1,599	1,665	1,719

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
(In Thousands, Except Per Share Data)

	Common Stock	Additional Paid-In Capital	Retained Income	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation ESOP	Total Stockholders' Equity
Balance at March 31, 2000	$ 1,970	$ 11,190	$ 28,538	$ (3,043)	$ (825)	$ (433)	$ 37,397
Net income	--	--	3,109	--	--	--	3,109
Other comprehensive income net of tax:							
Unrealized gain on securities, net of reclassification adjustment	--	--	--	--	394	--	394
Comprehensive income							3,503
Purchase of treasury stock	--	--	--	(2,187)	--	--	(2,187)
Dividends paid ($.40 per share)	--	--	(697)	--	--	--	(697)
Amortization of unearned compensation - ESOP	--	--	--	--	--	196	196
Balance at March 31, 2001	$ 1,970	$ 11,190	$ 30,950	$ (5,230)	$ (431)	$ (237)	$ 38,212
Net income	--	--	2,860	--	--	--	2,860
Other comprehensive income net of tax:							
Unrealized (loss) on securities, net of reclassification adjustment	--	--	--	--	(195)	--	(195)
Comprehensive income							2,665
Purchase of shares by ESOP (note 11)	--	--	--	--	--	(199)	(199)
Purchase of treasury stock	--	--	--	(1,924)	--	--	(1,924)
Dividends paid ($.40 per share)	--	--	(669)	--	--	--	(669)
Proceeds from exercise of stock options	30	462	--	--	--	--	492
Amortization of unearned compensation - ESOP	--	175	--	--	--	130	305
Other equity transactions	--	107	--	(35)	--	--	72
Balance at March 31, 2002	$ 2,000	$ 11,934	$ 33,141	$ (7,189)	$ (626)	$ (306)	$ 38,954
Net income	--	--	2,187	--	--	--	2,187
Other comprehensive income net of tax:							
Unrealized gain on securities, net of reclassification adjustment	--	--	--	--	1,628	--	1,628
Comprehensive income							3,815
Purchase of shares by ESOP (note 11)	--	--	--	--	--	(3,595)	(3,595)
Proceeds from exercise of stock options	28	488	--	--	--	--	516
Tax benefit of stock options	--	66	--	--	--	--	66
Director deferred compensation transactions	--	45	--	(60)	--	--	(15)
Dividends paid ($.44 per share)	--	--	(727)	--	--	--	(727)
Amortization of unearned compensation - ESOP	--	218	--	--	--	211	429
Balance at March 31, 2003	$ 2,028	$ 12,751	$ 34,601	$ (7,249)	$ 1,002	$ (3,690)	$ 39,443

See accompanying notes to consolidated financial statements.

The Bank's other comprehensive income (loss) and related tax effect for the years ended March 31 are as follows:

in thousands	2003 Before-Tax Amount	2003 Tax (Benefit) Expense	2003 After-Tax Amount
Unrealized gains (losses) on securities:			
Unrealized net holding gains during period	$ 2,306	$ 901	$ 1,405
Less reclassification adjustment for net losses included in net income	308	85	223
Other comprehensive income	$ 2,614	$ 986	$ 1,628

In thousands	2002 Before-Tax Amount	2002 Tax (Benefit) Expense	2002 After-Tax Amount
Unrealized gains (losses) on securities:			
Unrealized net holding losses during period	$ (451)	$ (163)	$ (288)
Less reclassification adjustment for net losses included in net income	150	57	93
Other comprehensive loss	$ (301)	$ (106)	$ (195)

in thousands	2001 Before-Tax Amount	2001 Tax (Benefit) Expense	2001 After-Tax Amount
Unrealized gains (losses) on securities:			
Unrealized net holding gains during period	$ 1,188	$ 360	$ 828
Less reclassification adjustment for net gains included in net income	(680)	(246)	(434)
Other comprehensive income	$ 508	$ 114	$ 394

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(In Thousands, Except Per Share Data)

	Years Ended March 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 2,187	$ 2,860	$ 3,109
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	314	372	438
Amortization of premiums and discounts	269	176	86
Amortization of goodwill	--	288	288
Stock-based compensation	429	305	196
Decrease (increase) in deferred tax assets, net	(462)	(380)	270
Net (gains) losses from sales and write-downs of investment securities	308	150	(680)
Gain on sale of loans	(796)	--	--
Originations of loans held for sale	(36,364)	--	--
Proceeds from the sale of loans originated for sale	36,513	--	--
(Increase) decrease in accrued interest receivable	150	(104)	(390)
(Increase) decrease in other assets	(26)	109	(507)
Increase (decrease) in advance payments by borrowers for taxes and insurance	(112)	(109)	167
Increase (decrease) in accrued expenses and other liabilities	2,043	509	(30)
Net cash provided by operating activities	4,453	4,176	2,947
Cash flows from investing activities:			
Net increase in loans	(18,110)	(25,728)	(25,667)
Principal payments on mortgage-backed securities	7,426	7,246	4,069
Purchases of investment securities	(6,210)	(61,256)	(6,170)
Proceeds from sales of investment securities	7,638	2,885	3,955
Maturities and redemptions of investment securities	6,000	26,000	4,000
Purchase of stock in FHLB of Boston	--	(2,150)	(350)
Purchase of banking premises and equipment, net	(346)	(190)	(238)
Net cash used in investing activities	(3,602)	(53,193)	(20,401)
Cash flows from financing activities:			
Net increase (decrease) in deposits	26,052	(25,260)	28,828
Proceeds from FHLB advances	39,000	65,000	152,000
Repayments of FHLB advances	(55,600)	(25,000)	(142,000)
Net increase (decrease) in short-term borrowings	(2,824)	3,000	--
Proceeds from exercise of stock options	516	492	--
Purchase of treasury stock	--	(1,924)	(2,187)
Payments of dividends	(727)	(669)	(697)
Purchase of stock by ESOP	(3,595)	(199)	--
Other equity transactions	(15)	72	--
Net cash provided by financing activities	2,807	15,512	35,944
Net increase (decrease) in cash and cash equivalents	3,658	(33,505)	(18,490)
Cash and cash equivalents at beginning of year	7,564	41,069	22,579
Cash and cash equivalents at end of year	$ 11,222	$ 7,564	$ 41,069
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 12,938	$ 14,883	$ 16,937
Income taxes	$ 2,820	$ 1,715	$ 1,850

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Central Bancorp, Inc. (the "Company"), a Massachusetts corporation, and its wholly-owned subsidiary, Central Co-operative Bank (the "Bank").

The Bank was organized as a Massachusetts chartered co-operative bank in 1915 and converted from mutual to stock form in 1986. The primary business of the Bank is to generate funds in the form of deposits and use the funds to make mortgage loans for the construction, purchase and refinancing of residential properties, and to make loans on commercial real estate in its market area. The Bank is subject to competition from other financial institutions. The Company is subject to the regulations of, and periodic examinations by, the Federal Reserve Bank ("FRB"). The Bank is also subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. The Bank's deposits are insured by the Bank Insurance Fund of the FDIC for deposits up to $100,000 and the Share Insurance Fund ("SIF") for deposits in excess of $100,000.

The Company conducts its business through one operating segment, the Bank.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses.

Certain prior year amounts have been reclassified to conform to the current year's presentation. The following is a summary of the more significant accounting policies adopted by the Bank.

Cash and Due from Banks

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. Such reserves are calculated based upon deposit levels and amounted to approximately $3,241,000 at March 31, 2003.

Investments

Investments are classified as either held to maturity, available for sale or trading. Investments classified as trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments classified as available for sale are reported at fair value, with unrealized gains and losses reported as other comprehensive income (loss) within stockholders' equity. Securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost.

Gains and losses on sales of securities are recognized when realized with the cost basis of investments sold determined on a specific-identification basis. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted to interest income over the actual or expected lives of the securities using the level-yield method.

If a decline in fair value below the amortized cost basis of an investment is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included in the results of operations.

Loans

Loans are reported at the principal amount outstanding, adjusted by unamortized discounts, premiums and net deferred loan origination costs and fees. Loans classified as held for sale are stated at the lower of aggregate cost or market value. The Company enters into forward commitments to sell loans in order to reduce market risk associated with the origination of loans held for sale. Market value is estimated based on outstanding investor commitments or, in the absence of cash commitments, current investor yield requirements. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. The Bank records interest income on non-accrual and impaired loans on the cash basis of accounting.

Loan origination fees, net of certain direct loan origination costs, are considered adjustments of interest-rate yield and are amortized into interest income over the contractual loan term using the level-yield method. At March 31, 2003 and 2002, the Bank had net deferred loan fees of $781,000 and $692,000, respectively.

Loans are classified as impaired when it is probable that the Bank will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate or as a practical expedient in the case of collateral dependent loans, the lower of the fair value of the collateral or the recorded amount of the loan. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged off when management believes that the collectibility of the loan's principal is remote. Management considers non-accrual loans, except for smaller balance, homogeneous residential mortgage loans, to be impaired.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans deemed uncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off, and reduced by charge-offs on loans.

Arriving at an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's systematic periodic review of the collectibility of the loans. Primary considerations in this evaluation are prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of future losses. The Bank evaluates specific loan status reports on certain commercial and commercial real estate loans rated "substandard" or worse. Estimated reserves for each of these credits is determined by reviewing current collateral value, financial information, cash flow, payment history and trends and other relevant facts surrounding the particular credit. The remaining commercial and commercial real estate loans are provided for as part of pools of similar loans based on a combination of historical loss experience and qualitative adjustments. Smaller balance, homogeneous loans, including residential real estate loans and consumer loans, are evaluated as a group by applying estimated charge off and recovery percentages, based on historical experience and certain qualitative factors, to the current outstanding balance in each category. Based on these analyses, the resulting allowance is deemed adequate to absorb all probable credit losses in the portfolio.

Although management uses available information to establish the appropriate level of the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of a changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. Changes in estimates are provided currently in earnings.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Bank's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Bank's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such asset.

Banking Premises and Equipment

Land is stated at cost. Buildings, leasehold improvements and equipment are stated at cost, less allowances for depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 as of April 1, 2002. SFAS 142 addresses the method of identifying and measuring goodwill and other intangible assets having indefinite lives acquired in a business combination, eliminates further amortization of goodwill, and requires periodic impairment evaluations of goodwill using a fair value methodology prescribed in the statement. As a result of adopting SFAS 142, the Company no longer amortizes the goodwill balance of $2,232,000, which reduced goodwill amortization and increased net income by $288,000 in 2003. An initial impairment test was performed during 2003 and another impairment test was completed at year-end and in each analysis, it was determined that an impairment charge was not required. Impairment testing is required at least annually or more frequently as a result of an event or change in circumstances (e.g. recurring operating losses by the acquired entity) that would indicate an impairment adjustment may be necessary.

The following table sets forth the reconciliation of net income and earnings per share excluding goodwill amortization for the years ended March 31, 2002 and 2001 (Dollars in thousands, except per share data):

	2002	2001
Reported net income	$ 2,860	$ 3,109
Add back:		
Goodwill amortization	288	288
Adjusted net income	$ 3,148	$ 3,397
Basic earnings per share:		
Reported net income	$ 1.73	$ 1.81
Add back:		
Goodwill amortization	0.18	0.17
Adjusted net income	$ 1.91	$ 1.98
Diluted earnings per share:		
Reported net income	$ 1.72	$ 1.81
Add back:		
Goodwill amortization	0.17	0.17
Adjusted net income	$ 1.89	$ 1.98

Pension Benefits

The Bank provides pension benefits for its employees in a multi-employer pension plan through membership in the Co-operative Banks Employees Retirement Association. Pension costs are funded as they are accrued and are accounted for on a defined contribution plan basis.

Stock-Based Compensation

The Company follows the intrinsic value method set forth in APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) under which there is generally no charge to earnings for stock option grants. Companies that elect to use this method are required to disclose the pro forma effect of using the fair value method of accounting for stock-based compensation that is encouraged by SFAS No. 123.

No options were granted during fiscal 2003 and 2002 and forfeitures during these years were insignificant. Consequently, no material difference in net income occurred in fiscal 2003 and 2002 as a result of the Company's use of the intrinsic value method rather than the fair value method of accounting for stock-based compensation. Had the Company determined compensation expense based on the fair value at the grant date for its stock options, the Company's net income and earnings per share for fiscal 2001 would have been as follows:

	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
As reported	$ 3,109	$1.81	$1.81
Pro Forma	2,934	1.71	1.71

The per share weighted average fair value of stock options granted during 2001 was $5.39 on the date of grant. This fair value was determined using the Black Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	2.00 %
Risk-free interest rate	5.20
Expected volatility	31.00
Expected life in years	6.00

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Unallocated ESOP shares are not considered outstanding in computing basic EPS. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised or converted into common stock.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS Statement No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The Company is not currently considering the adoption of fair value based compensation of stock options.

Note 2. Investments (Dollars in Thousands)

The amortized cost and fair value of investments securities available for sale are summarized as follows:

	March 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$ 8,000	$ 247	$ --	$ 8,247
Corporate bonds	36,912	2,006	(191)	38,727
Mortgage-backed securities	11,840	298	(82)	12,056
Total debt securities	56,752	2,551	(273)	59,030
Marketable equity securities	2,748	32	(699)	2,081
Total	$ 59,500	$ 2,583	$ (972)	$ 61,111

	March 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$ 13,995	$ 73	$ (72)	$ 13,996
Corporate bonds	39,012	231	(675)	38,568
Mortgage-backed securities	18,377	168	(205)	18,340
Total debt securities	71,384	472	(952)	70,904
Marketable equity securities	3,551	17	(588)	2,980
Total	$ 74,935	$ 489	$ (1,540)	$ 73,884

The maturity distribution (based on contractual maturities) and annual yields of debt securities at March 31, 2003 are as follows:

	Amortized Cost	Fair Value	Annual Yield
Due within one year	$ 501	$ 516	6.57 %
Due after one year but within five years	33,914	35,257	6.84
Due after five years but within ten years	12,749	13,573	7.09
Due after ten years	9,588	9,684	6.30
	$ 56,752	$ 59,030	6.80

Mortgage-backed securities are shown at their contractual maturity dates but actual maturities may differ as borrowers have the right to prepay obligations without incurring prepayment penalties.

Proceeds from sales of investment securities and related gains and losses for the years ended March 31, 2003, 2002, and 2001 (all classified as available for sale) were as follows:

	2003	2002	2001
Proceeds from sales	$7,638	$2,885	$3,955
Gross gains	495	546	694
Gross losses	--	54	14

During the years ended March 31, 2003 and 2002, the Bank recognized write-downs in certain equity securities totaling $803 and $642, respectively, as a result of declines in the fair value of such securities judged to be other than temporary. These write-downs are not included in the preceding table.

A mortgage-backed security pool with an amortized cost of $2,566 and fair value of $2,642 at March 31, 2003, was pledged to provide collateral for customers. In addition, investment securities carried at $3,628 were pledged under a blanket lien to partially secure the Bank's advances from the Federal Home Loan Bank of Boston ("FHLB of Boston").

As a member of the FHLB of Boston, the Bank is required to invest in stock of the FHLB of Boston in an amount equal to 1% of its outstanding home loans or 1/20th of its outstanding advances from the FHLB of Boston, whichever is higher. If such stock is redeemed, the Bank will receive from the FHLB of Boston an amount equal to the par value of the stock.

The Co-operative Central Bank Reserve Fund (the "Fund") was established for liquidity purposes and consists of deposits required of all insured co-operative banks in Massachusetts. The Fund is used by The Co-operative Central Bank to advance funds to member banks or to make other investments.

Note 3. Loans (In Thousands)

Loans as of March 31, 2003 and 2002 are summarized below:

	2003	2002
Real estate loans:		
Residential real estate	$237,296	$246,045
Commercial real estate	107,140	87,013
Construction	30,294	20,998
Second mortgage and home equity lines of credit	9,128	9,154
Total real estate loans	383,858	363,210
Commercial loans	5,319	6,901
Consumer loans	1,287	1,596
Total loans	390,464	371,707
Less: allowance for loan losses	(3,284)	(3,292)
Total loans, net	$387,180	$368,415

Included in residential real estate loans at March 31, 2003, were $647 in loans held for sale.

The Bank had no non-accrual loans at March 31, 2003 and 2002. During the years ended March 31, 2003 2002 and 2001, there were no impaired loans. The Bank follows the same policy for recognition of income on impaired loans as it does for all other loans.

Mortgage loans serviced by the Bank for others amounted to $1,361 and $2,616 at March 31, 2003 and 2002, respectively.

The Bank's lending activities are conducted principally in communities in the suburban Boston area. The Bank grants mortgage loans on residential property, commercial real estate, construction of residential homes, second mortgages, home equity and other loans. Substantially all loans granted by the Bank are secured by real estate collateral. The ability and willingness of residential mortgage borrowers to honor their repayment commitments are generally impacted by the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate and construction loan borrowers to honor their repayment commitments are generally impacted by the health of the real estate market in the borrowers' geographic area and the general economy.

The following summarizes the activity with respect to loans made to directors and officers and their related interests for the years ended March 31:

	2003	2002
Balance at beginning of year	$ 865	$ 580
New loans	444	434
New officers with loans outstanding	--	66
Repayment of principal	(390)	(215)
Balance at end of year	$ 919	$ 865

Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated persons. All loans included above are performing in accordance with the terms of the respective loan.

Note 4. Allowance for Loan Losses (In Thousands)

A summary of changes in the allowance for loan losses follows:

	Years ended March 31,		
	2003	2002	2001
Balance at beginning of year	$ 3,292	$ 3,106	$ 2,993
Provision charged to expense	--	--	--
Amounts charged-off	(21)	(4)	(4)
Recoveries on accounts previously charged-off	13	190	117
Balance at end of year	$ 3,284	$ 3,292	$ 3,106

Note 5. Banking Premises and Equipment (In Thousands)

A summary of cost, accumulated depreciation and amortization of banking premises and equipment at March 31 follows:

	2003	2002	Estimated Useful Lives
Land	$ 589	$ 589	
Buildings and improvements	2,401	2,339	50 years
Furniture and fixtures	5,876	5,744	3-5 years
Leasehold improvements	635	482	5-6 years
	9,501	9,154	
Less accumulated depreciation and amortization	(7,632)	(7,318)	
Total	$ 1,869	$ 1,836	

Depreciation and amortization for the years ended March 31, 2003, 2002 and 2001 amounted to $314, $372 and $438, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of income.

A summary of minimum rentals of banking premises for future periods under non-cancelable operating leases follows:

Years Ending March 31,	
2004	$ 133
2005	133
2006	80
2007	64
2008	40

Certain leases contain renewal options the potential impact of which is not included above. Rental expense for the years ended March 31, 2003, 2002 and 2001 was $145, $133 and $125, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of income.

Note 6. Deposits (Dollars in Thousands)

Deposits at March 31 are summarized as follows:

	2003	2002
Demand deposit accounts	$ 31,523	$ 25,370
NOW accounts	38,047	36,277
Passbook and other savings accounts	71,629	72,944
Money market deposit accounts	42,687	17,997
Total non certificate accounts	183,886	152,588
Term deposit certificates		
Certificates of $100 and above	26,259	27,233
Certificates less than $100	77,814	82,086
Total term deposit certificates	104,073	109,319
	$ 287,959	$ 261,907

Contractual maturities of term deposit certificates with weighted average interest rates at March 31, 2003 are as follows:

	Amount	Rate
Within 1 year	$ 56,958	2.83%
Over 1 to 3 years	32,637	3.87
Over 3 years	14,478	4.64
	$104,073	3.41

Note 7. Advances from Federal Home Loan Bank of Boston (Dollars in Thousands)

A summary of the maturity distribution of FHLB of Boston advances (based on final maturity dates) with weighted average interest rates at March 31 follows:

	2003		2002	
	Amount	Rate	Amount	Rate
Within 1 year	$ 5,300	3.61%	$ 55,600	2.61%
Over 1 to 5 years	54,100	4.64	21,400	4.83
Over 5 to 10 years	83,000	4.98	82,000	5.52
Over 10 years	2,000	5.49	2,000	5.49
	$ 144,400	4.81	$ 161,000	4.39

At March 31, 2003, advances totaling $102,000 were callable prior to the scheduled maturity of the advances of which $84,000 were callable during fiscal 2004. The Bank is subject to a substantial penalty in the event it elects to prepay any of its FHLB of Boston advances.

The FHLB of Boston is authorized to make advances to its members subject to such regulations and limitations as the Federal Home Loan Bank Board may prescribe. The advances are secured by FHLB of Boston stock and a blanket lien on certain qualified collateral, defined principally as 90% of the fair value of U.S. Government and federal agency obligations and 75% of the carrying value of first mortgage loans on owner-occupied residential property. The Bank's unused borrowing capacity with the FHLB of Boston was approximately $26,000 at March 31, 2003.

Note 8. Income Taxes (Dollars in Thousands)

The components of the provision for income taxes for the years indicted are as follows:

	Years Ended March 31,		
	2003	2002	2001
Current			
Federal	$ 1,708	$ 1,930	$ 1,555
State	1,352	229	52
Total current provision	3,060	2,159	1,607
Deferred (prepaid)	(462)	(382)	156
	$ 2,598	$ 1,777	$ 1,763

The provision for income taxes for the periods presented is different from the amounts computed by applying the statutory Federal income tax rate to income before income taxes. The differences between expected tax rates and effective tax rates are as follows:

	Years Ended March 31,		
	2003	2002	2001
Statutory Federal tax rate	34.0 %	34.0 %	34.0 %
Items affecting Federal income tax rate:			
Dividends received deduction	(0.3)	(0.4)	(0.6)
Goodwill amortization	--	2.1	2.0
State income taxes, net of Federal benefit	2.7	2.6	1.2
Retroactive REIT legislation, net of Federal benefit	16.1	--	--
Non-Deductible portion of ESOP expense	1.5	1.3	--
Other	0.3	(1.3)	(0.4)
Effective tax rate	54.3%	38.3%	36.2%

During 2002, the Massachusetts Department of Revenue ("DOR") issued notices of intent to assess additional state excise taxes to numerous financial institutions in Massachusetts that have formed a real estate investment trust (REIT) subsidiary. The DOR contends that dividends received by the banks from such subsidiaries are fully taxable in Massachusetts. The Company believes that the state statutes that provide for a 95% dividends received deduction on certain dividend distributions apply to dividends received from its REIT subsidiary.

The Governor of Massachusetts signed legislation on March 5, 2003, which expressly disallows deductions for dividends received from a REIT, resulting in such dividends being subject to state taxation. In addition, this law applies retroactively to tax years ending on or after December 31, 1999. In the fourth quarter of fiscal 2003, the Company provided additional state taxes, including interest, net of the related federal tax benefit, of $835.

In June 2003, a settlement of this matter was reached between the DOR and the majority of affected financial institutions. The settlement provides that 50% of all dividends received from REIT subsidiaries from 1999 through 2002 are subject to state taxation. Interest on such additional taxes is also to be assessed. Payment of such taxes and interest totaling $431 was made in June 2003. As a result of this settlement, the Bank recognized a reduction of $374 in its accrued tax liabilities, which will increase net income by the same amount in the first quarter of fiscal 2004.

The components of gross deferred tax assets and gross deferred tax liabilities that have been recognized as of March 31 are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 549	$ 549
Deferred loan origination fees	42	53
Depreciation	324	298
Post-employee retirement benefit accrual	239	241
Unrealized loss on securities, net	--	425
Write-down of investments	460	218
Deferred expenses	524	--
Other	65	59
Gross deferred tax asset	2,203	1,843
Deferred tax liabilities:		
Unrealized gain on securities, net	607	--
Accrued dividend receivable	27	30
Deferred loan origination costs	219	285
Deferred income	631	239
Gross deferred tax liability	1,484	554
Net deferred tax asset	$ 719	$1,289

Based on the Bank's historical and current pretax earnings, management believes it is more likely than not that the Bank will realize the net deferred tax asset existing at March 31, 2003. Further, management believes the existing net deductible temporary differences will reverse during periods in which the Bank generates net taxable income. At March 31, 2003, recoverable income taxes, plus estimated taxes for fiscal 2004, exceed the amount of the net deferred tax asset. There can be no assurance, however, that the Bank will generate any earnings or any specific level of continuing earnings.

The unrecaptured base year tax bad debt reserves will not be subject to recapture as long as the Bank continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continues to be subject to provision of present law that requires recapture in the case of certain excess distributions to shareholders. The tax effect of pre-1988 bad debt reserves subject to recapture in the case of certain excess distributions is approximately $1,300.

Note 9. Financial Instruments with Off-Balance Sheet Risk (In Thousands)

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unused lines of credit, unadvanced portions of commercial and construction loans, and commitments to originate loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to its financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet risks as of March 31, included the following:

	2003	2002
Unused lines of credit	$15,153	$ 11,035
Unadvanced portions of construction loans	9,260	4,574
Unadvanced portions of commercial loans	925	1,574
Commitments to originate commercial mortgage loans	18,526	13,674
Commitments to originate residential mortgage loans	12,850	11,468
Commitments to sell residential mortgage loans	4,810	--

Commitments to originate loans, unused lines of credit and unadvanced portions of commercial and construction loans are agreements to lend to a customer, provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

Note 10. Stockholders' Equity (Dollars in Thousands, except per share amount)

The Company and the Bank may not declare or pay cash dividends on their stock if the effect thereof would cause capital to be reduced below regulatory requirements, or if such declaration and payment would otherwise violate regulatory requirements.

In October 1991, the Bank adopted a Shareholder Rights Plan. The plan entitles each shareholder to purchase the Company's stock at a discount price in the event any person or group of persons exceeds predetermined ownership limitations of the Company's outstanding common stock and, in certain circumstances, engages in specific activities deemed adverse to the interests of the Company's shareholders. This plan was due to expire in October 2001 but was renewed by the Board of Directors during fiscal 2002 and is now scheduled to expire in October 2011.

Beginning in April 1999, the Board of Directors authorized a series of four separate 5% stock repurchase programs under which the Company has acquired 365,294 shares of its stock at an average cost of $19.56 per share. The latest repurchase program was completed in March 2002.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulations that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum core (leverage) capital ratio required for banks with the highest overall rating from bank regulatory agencies is 3.00% and is 4.00%-5.00% for all others. The Bank must also have a minimum total risk-based capital ratio of 8.00% (of which 4.00% must be Tier I capital, consisting of common stockholders' equity). As of March 31, 2003, the Bank met all capital adequacy requirements to which it is subject.

The most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum risk-weighted capital, Tier 1 capital and tangible capital ratios as set forth in the table. There are no conditions or events, since that notification, that management believes would cause a change in the Bank's categorization. No deduction was taken from capital for interest-rate risk. The Company's and the Bank's Tier 1/leverage, Tier 1 risk-based and total risk-based capital ratios together with related regulatory minimum requirements are summarized below:

	Actual		For capital Adequacy Purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2003:						
Company (consolidated)						
Total capital	$39,076	12.05%	$25,950	≥8.00%	N/A	N/A
Tier 1 capital	35,792	11.03	12,975	≥4.00	N/A	N/A
Tier 1 leverage capital	35,792	7.41	19,299	≥4.00	N/A	N/A
Bank						
Total capital	35,949	11.08	25,950	≥8.00	$32,437	≥10.00%
Tier 1 capital	32,665	10.07	12,975	≥4.00	19,462	≥ 6.00
Tier 1 leverage capital	32,665	6.77	19,299	≥4.00	24,124	≥ 5.00
As of March 31, 2002:						
Company (consolidated)						
Total capital	40,303	13.06	24,694	≥8.00	N/A	N/A
Tier 1 capital	37,011	11.99	12,347	≥4.00	N/A	N/A
Tier 1 leverage capital	37,011	8.09	18,304	≥4.00	N/A	N/A
Bank						
Total capital	38,134	12.35	24,700	≥8.00	30,875	≥10.00
Tier 1 capital	34,842	11.28	12,350	≥4.00	18,525	≥ 6.00
Tier 1 leverage capital	34,842	7.61	18,304	≥4.00	22,880	≥ 5.00

Note 11. Employee Benefits (Dollars in Thousands, Except Per Share Data)

Pension and Savings Plans

As a participating employer in the Co-operative Banks Employees' Retirement Association ("CBERA"), a multi-employer plan, the Bank has in effect a noncontributory defined benefit plan ("Pension Plan") and a defined contribution plan ("Savings Plan") covering substantially all eligible employees.

Benefits under the Pension Plan are determined at the rate of 1% and 1.5%, respectively, of certain elements of final average pay times years of credited service and are generally provided at age 65 based on years of service and the average of the participants' three highest consecutive years of compensation from the Bank. Employee contributions are made to a Savings Plan which qualifies under section 401(k) of the Internal Revenue Code of 1986, as amended. The Bank matches 50% of an eligible deferral contribution on the first 5% of the deferral amount subject to the maximum allowable under federal regulations. Pension benefits and employer contributions to the Savings Plan become vested over six years.

Expenses for the Pension Plan and the Savings Plan were $319, $289 and $269 for the years ended March 31, 2003, 2002 and 2001, respectively. Forfeitures are used to reduce expenses of the plans.

Employee Stock Ownership Plan

During fiscal 1991, the Bank established an Employee Stock Ownership Plan ("ESOP") that is authorized to purchase shares of outstanding common stock of the Company from time to time in the open market or in negotiated transactions. The ESOP is a tax-qualified defined contribution plan established for the exclusive benefit of the Bank's employees.

During fiscal 2002, the Company's Board of Directors authorized a loan to the ESOP to acquire up to an additional 5% of outstanding shares of Company stock. During fiscal 2003, a loan to purchase up to an additional $3,200 in shares for the ESOP was authorized. During fiscal 2003 and 2002, 114,864 and 7,222 shares, respectively, were purchased at a purchase price of $3,595 and $199, respectively. The ESOP is repaying its loans to the Company with funds from the Bank's contributions to the ESOP and earnings from the ESOP's assets. These loans have terms of up to 20 years.

Prior to fiscal 2002, compensation expense was recognized as the shares were allocated to ESOP participants based upon the cost of the shares to the ESOP. Beginning in fiscal 2002, compensation expense was recognized as the shares were allocated to participants based upon the fair value of the shares at the time they were allocated. Consequently, changes in market value of the Company's stock have an effect on the Company's results of operations but have no effect on stockholders' equity. ESOP expense for fiscal 2003, 2002 and 2001 amounted to $429, $305 and $130, respectively.

Stock Option Plan

The Company has adopted two qualified Stock Option Plans for the benefit of officers and other employees under which an aggregate of 281,500 shares had been reserved for issuance. One of these plans terminated in 1997.

Stock option activity is as follows for the years indicated:

	Number of Shares	Weighted Average Exercise Price
Balance March 31, 2000	57,499	18.511
Granted	32,501	16.625
Balance March 31, 2001	90,000	17.830
Forfeited	(799)	16.625
Exercised	(29,588)	16.617
Balance March 31, 2002	59,613	18.448
Exercised	(28,139)	18.308
Balance March 31, 2003	31,474	18.572

The exercise price of an option will not be less than the fair market value of the common stock on the date of grant of the option. At March 31, 2003, 33,299 shares were reserved for issuance under the remaining plan.

All stock options are fully vested and exercisable at the time of grant. The range of exercise prices and weighted average remaining contractual life of outstanding stock options at March 31, 2003 are as follows:

Exercise Price	Number Outstanding	Remaining Life
$16.625	14,565	7.7 years
20.250	16,909	6.7 years
	31,474	

Other Post-retirement Benefits

The Bank maintains a post-retirement medical insurance plan and life insurance plan for certain individuals. The following tables summarize the funded status and the actuarial benefit obligations of these plans for fiscal 2003 and 2002.

	2003		2002	
	Life	Medical	Life	Medical
Actuarial present value of benefits obligation:				
Retirees	$ (229)	$ (357)	$ (220)	$ (614)
Fully eligible participants	(14)	(57)	(12)	(132)
Total	$ (243)	$ (414)	$ (232)	$ (746)
Change in projected benefit obligation:				
Accumulated benefit obligations at prior year-end	$ (232)	$ (746)	$ (266)	$ (720)
Service cost less expense component	--	--	--	--
Interest cost	(16)	(27)	(16)	(51)
Actuarial gain (loss)	4	330	45	(12)
Assumptions	(9)	(29)	(5)	(13)
Benefits paid	10	58	10	50
Accumulated benefit obligations at year-end	$ (243)	$ (414)	$ (232)	$ (746)
Change in plan assets:				
Fair value of plan assets at prior year-end	$ --	$ --	$ --	$ --
Actual return on plan assets	--	--	--	--
Employer contribution	10	58	10	50
Benefits paid end expenses	(10)	(58)	(10)	(50)
Fair value of plan assets at current year-end	$ --	$ --	$ --	$ --
Funded	$ (243)	$ (414)	$ (232)	$ (746)
Unrecognized net obligation	86	248	95	273
Unrecognized prior year service	--	--	--	--
Unrecognized net (loss) gain	(72)	(180)	(82)	102
	$ (229)	$ (346)	$ (219)	$ (371)
Reconciliation of (accrual) prepaid:				
(Accrued) prepaid pension cost at beginning of year	$ (219)	$ (371)	$ (211)	$ (343)
Minus net periodic cost	(20)	(33)	(18)	(78)
Plus employer contributions, net	10	58	10	50
(Accrued) prepaid cost at end of year	$ (229)	$ (346)	$ (219)	$ (371)
Benefit obligation weighted average assumption as of fiscal year-end:				
Discount rate	6.50%	6.50%	7.00%	7.00%
Expected return on plan assets	6.50	6.50	7.00%	7.00%
Rate of compensation increase	--	--	--	--

	1 Percentage Point Increase			
	2003		2002	
	Life	Medical	Life	Medical
Impact of 1% change in health care trend rates:				
Effect on total service and interest cost components	N/A	$ (2)	N/A	$ (4)
Effect on the post retirement benefit obligations	N/A	27	N/A	55
Components of net periodic benefit obligations:				
Service cost	$ --	$ --	$ --	$ --
Interest cost	16	27	16	51
Expected return on plan assets	--	--	--	--
Amortization of prior service cost	9	25	9	25
Recognized actuarial (gain) loss	(5)	(19)	(6)	2
Net periodic benefit cost for fiscal year ending	$ 20	$ 33	$ 19	$ 78
Periodic benefit cost weighted average assumptions:				
Discount rate	7.25%	7.00%	7.25%	7.25%
Expected return on plan assets	7.25%	7.00%	7.25%	7.25%
Rate of compensation increase	--	--	--	--

For measurement purposes, a 15.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the fiscal year ended March 31, 2002. The rate was assumed to decrease to 5.5% for the fiscal year ending March 31, 2003 and remain at that level thereafter.

Note 12. Legal Proceedings

The Bank from time to time is involved as plaintiff or defendant in various legal actions incident to its business. Except as described herein, none of these actions are believed to be material, either individually or collectively, to the results of operations and financial condition of the Company or any subsidiary.

The Bank has been named as defendant in a civil suit filed March 28, 2002 in Middlesex Superior Court under the caption *Yi v. Central Bank* in which it is alleged, *inter alia*, that the Bank committed an unfair or deceptive trade practice by failing to pay surplus foreclosure proceeds to a junior lien holder in 1994. The plaintiff seeks damages of $165,000 plus statutory interest of approximately $175,000 and has applied for a multiple damage award under Chapter 93A of the Massachusetts General Laws which provides for up to treble damages if a violation is found to be willful or knowing. While the Bank believes that it has meritorious defenses to all such claims and intends to vigorously defend against them, a settlement offer has been made to the plaintiffs' counsel, however, no response has been received.

The Company and certain present and former directors have been named in related federal and state court lawsuits brought by PL Capital, LLC and affiliates ("PL Capital") and also by Lawrence B. Seidman and affiliates ("Seidman"), respectively, current and former stockholders, in which PL Capital has challenged actions by the directors including, among other things, a decision on setting the date for closing of the polls for voting at the 2002 Annual Meeting and the directors' decision following that Annual Meeting not to seek the sale of the Company. PL Capital and Seidman have challenged the directors' determination that PL Capital and Seidman secretly acted in concert in violation of the Company's Shareholder Rights Agreement ("Rights Plan").

After a review and recommendation by a Special Committee of the Board of Directors, the Board of Directors determined on January 28, 2003 that PL Capital, which owned 9.8% of Central Bancorp shares, had secretly coordinated a November 4, 2002 block trade to place 8.3% of Company's common stock in the hands of Seidman, Joseph Stilwell ("Stilwell") and Robert Reichenbach ("Reichenbach"), thereby exceeding the 10% ownership limit set by the Shareholder Rights Plan. As a result, the Special Committee and Board of Directors determined that PL Capital, Seidman, Stilwell and Reichenbach (collectively, the "PL Capital-Seidman Group") constitute an Acquiring Person under the Rights Plan. Seidman and PL Capital immediately commenced actions in the Massachusetts Superior Court for Suffolk County to enjoin implementation of the Rights Plan, which once implemented would provide an issuance of one additional share of common stock for each share presently owned to all of the Company's shareholders other than the PL Capital-Seidman Group. The Massachusetts Superior Court entered an ex parte temporary restraining order, later extended to a preliminary injunction, enjoining the Company and its Board of Directors from implementing the Rights Plan pending trial on the merits. Following expedited proceedings in Massachusetts federal and state courts, the parties have asked for rulings on the legal standard applicable to the directors' decisions challenged by PL Capital and Seidman and on whether PL Capital and Seidman can avoid application of the Rights Plan to them by virtue of Seidman's sale of all of his shares in the Company. Seidman sold those shares immediately after his motion for summary judgment in the federal court was denied and contemporaneously with the federal court's order that the applicable legal standard on the applicable Rights Plan claims be determined by the state court and that trial then proceed as scheduled in the state court. (On February 11 and February 26, 2003, respectively, the Company and its directors entered into settlement agreements with Stilwell and Reichenbach (and their respective affiliates) and the litigation was subsequently dismissed with respect to those parties only.)

PL Capital's initial complaint was filed on October 1, 2002 in the United States District Court for the District of Massachusetts and amended on November 12, 2002, challenging, respectively, the decisions of the Company's Board of Directors concerning setting a date for closing the polls on voting for directors at the 2002 Annual Meeting and the Board of Directors' decision not to seek sale of the Company. (PL Capital's amended complaint also challenged the directors' decision to re-elect Marat E. Santini and John F. Gilgun, Jr. rather than PL Capital's nominees to the Board of the Bank and the Company's reimbursement of legal fees for Joseph and John Doherty, and alleged unfair and deceptive trade practices within the meaning of Chapter 93A of the Massachusetts General Laws.) PL Capital's requests for relief were opposed by the Company and its directors and were denied by the court and dismissed on November 13, 2002. PL Capital and Seidman subsequently filed complaints in the Massachusetts Superior Court for Suffolk County on January 30 and 31, 2003 challenging the directors' Rights Plan decision of January 28, 2003, but the state court found that PL Capital and Seidman had apparently failed to inform the Court that PL Capital had filed related action in federal court (see above) and was already a party there to identical claims concerning the Rights Plan. (The Special Committee had filed in federal court on January 28, 2003, seeking a declaratory judgment that its decision under the Rights Plan complied with applicable Massachusetts law, to prevent such circumvention by PL Capital or Seidman.) Accordingly, PL Capital and Seidman were ordered by the state court to proceed in federal court, where PL Capital had initiated action in October 2002.

PL Capital and Seidman have filed additional claims in the federal court challenging other decisions made by the Company's directors. PL Capital's claims in the federal court against the Company, its directors, the Central Cooperative Bank Employee Stock Ownership Plan Trust (the "ESOP") and the Joseph R. Doherty Family Limited Partnership, L.P. also challenge the directors' approval of a loan from the Company to the ESOP and allege interference with PL Capital's voting rights as a result of the ESOP's purchase of Reichenbach's shares of the Company's common stock (in connection with Reichenbach's decision to settle out of the litigation). PL Capital further alleges that John Doherty, Joseph Doherty, the Joseph R. Doherty Family Limited Partnership, L.P. and the ESOP (and its trustees) violated Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act") by allegedly failing to disclose certain relationships and purported motives in connection with their ownership of the Company's stock. PL Capital also seeks a declaratory judgment that former director Garrett Goodbody and director Richard Fates are entitled to indemnification from the Company with respect to the litigation. PL Capital seeks declaratory and injunctive relief, money damages and attorneys' fees. Seidman has also alleged in the federal court, in addition to claims concerning the directors' Rights Plan determination, claims similar to PL Capital's alleging violation of Section 13(d) of the Exchange Act by John Doherty and Joseph Doherty and interference with Seidman's voting rights by virtue of the ESOP's purchase of Reichenbach's shares of the Company's common stock. Seidman seeks declaratory relief and attorneys' fees. The Company has also sought a declaratory judgment from both the state and federal courts seeking to resolve those litigations (and, in the federal court, the Company has also alleged that PL Capital and Seidman violated Section 13(d) of the Exchange Act by failing to disclose to the Company, its shareholders and the investing public their coordinated ownership of the Company's stock).

The Company believes that all of PL Capital's and Seidman's claims are without merit and intends to defend them vigorously.

Note 13. Fair Values of Financial Instruments (In Thousands)

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the intangible value inherent in deposit relationships (i.e. core deposits) and banking premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair values and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair values of its financial instruments:

Cash and Due from Banks

The carrying values reported in the balance sheet for cash and due from banks approximate their fair value because of the short maturity of these instruments.

Short-term Investments

The carrying values reported in the balance sheet for short-term investments approximate fair value because of the short maturity of these investments.

Investment and Mortgage-Backed Securities

The fair values presented for investment and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

The fair values of loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for nonperforming loans has been considered in the determination of the fair value of loans.

Accrued Interest Receivable

The carrying value reported in the balance sheet for accrued interest receivable approximates its fair value because of the short maturity of these accounts.

Stock in FHLB of Boston

The carrying amount reported in the balance sheet for FHLB stock approximates its fair value. If redeemed, the Bank will receive an amount equal to the par value of the stock.

The Co-operative Central Bank Reserve Fund

The carrying amount reported in the balance sheet for the Co-operative Central Bank Reserve Fund approximates its fair value.

Deposits

The fair values of deposits (excluding term deposit certificates) are, by definition, equal to the amount payable on demand at the reporting date. Fair values for term deposit certificates are estimated using a discounted cash flow technique that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities on time deposits with similar remaining maturities.

Advances from FHLB of Boston

Fair values of non-callable advances from the FHLB of Boston are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated monthly maturities on FHLB advances. Fair values of callable advances from the FHLB of Boston are estimated using the prepayment fee payable to the FHLB of Boston assuming all such advances were prepaid on the reporting date.

Short-term Borrowings, Advance Payments by Borrowers for Taxes and Insurance and Accrued Interest Payable

The carrying values reported in the balance sheet for short-term borrowings, advance payments by borrowers for taxes and insurance and accrued interest payable approximate their fair value because of the short maturity of these accounts.

Off-Balance Sheet Instruments

The Bank's commitments for unused lines of credit and unadvanced portions of loans are at floating rates, which approximate current market rates, and, therefore, no fair value adjustment has been made.

The estimated carrying amounts and fair values of the Bank's financial instruments are as follows:

	March 31, 2003		March 31, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Cash and due from banks	$ 5,996	$ 5,996	$ 5,109	$ 5,109
Short-term investments	5,226	5,226	2,455	2,455
Investment securities	61,111	61,111	73,884	73,884
Net loans	387,180	393,347	368,415	367,893
Stock in Federal Home Loan Bank of Boston, at cost	8,300	8,300	8,300	8,300
The Co-operative Central Bank Reserve Fund	1,576	1,576	1,576	1,576
Accrued interest receivable	2,380	2,380	2,530	2,530
Liabilities				
Deposits	$287,959	$290,325	$261,907	$262,810
Advances from Federal Home Loan Bank of Boston	144,400	160,104	161,000	166,896
Short-term borrowings	176	176	3,000	3,000
Advance payments by borrowers for taxes and insurance	999	999	1,111	1,111
Accrued interest payable	606	606	618	618

Note 14. Parent Company Only Condensed Financial Statements (In Thousands)

The following are the condensed financial statements for Central Bancorp, Inc. (the "Parent Company") only:

	March 31,	
Balance Sheets	**2003**	**2002**
Assets		
Cash deposit in subsidiary bank	$ 93	$ 1,970
Investment in subsidiary	36,326	36,785
ESOP loan	3,660	199
Other assets	394	--
Total assets	$ 40,473	$ 38,954
Liabilities and Stockholders' Equity		
Accrued taxes and other liabilities	$ 1,030	$ --
Total stockholders' equity	39,443	38,954
Total liabilities and stockholders' equity	$ 40,473	$ 38,954

	Years Ended March 31,		
Statements of Income	**2003**	**2002**	**2001**
Dividends from subsidiary	$ 2,437	$ 2,500	$ 4,000
Interest income	92	--	--
Non-interest expenses	2,006	466	266
Income before income taxes	523	2,034	3,734
Income tax benefit	(650)	(154)	(87)
Income before equity in undistributed net income of subsidiary	1,173	2,188	3,821
Equity in undistributed net income of subsidiary	1,014	672	(712)
Net income	$ 2,187	$ 2,860	$ 3,109

Statements of Cash Flows	Years Ended March 31, 2003	2002	2001
Cash flows from operating activities			
Net income	$ 2,187	$ 2,860	$ 3,109
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(1,014)	(672)	712
Decrease (increase) in other assets	(394)	--	100
Increase (decrease) in accrued taxes and other liabilities	1,030	(71)	70
Net cash provided by operating activities	1,809	2,117	3,991
Cash flows from investing activities:			
ESOP loans, net of repayment	(3,461)	(199)	--
Cash flows from financing activities:			
Proceeds from exercise of stock options	516	492	--
Purchase of treasury stock	--	(1,924)	(2,187)
Cash dividends paid	(727)	(669)	(697)
Other, net	(14)	--	--
Net cash used by financing activities	(225)	(2,101)	(2,884)
Net increase (decrease) in cash in subsidiary bank	(1,877)	(183)	1,107
Cash in subsidiary bank at beginning of year	1,970	2,153	1,046
Cash in subsidiary bank at end of year	$ 93	$ 1,970	$ 2,153

Note 15. Quarterly Results of Operations (Unaudited) (In Thousands, Except Per Share Data)

The following tables summarize the operating results on a quarterly basis for the years ended March 31, 2003 and 2002.

	2003 First	Second	Third	Fourth
Interest and dividend income	$ 7,563	$ 7,450	$ 7,600	$ 7,516
Interest expense	3,283	3,334	3,248	3,007
Net interest and dividend income	4,280	4,116	4,352	4,509
Non-interest income	223	58	306	818
Non-interest expenses	2,891	3,132	3,200	4,654
Income before income taxes	1,612	1,042	1,458	673
Income tax	585	374	548	1,091
Net income (loss)	$ 1,027	$ 668	$ 910	$ (418)
Earnings (loss) per common share — basic	$ 0.64	$ 0.42	$ 0.58	$ (0.27)
Earnings (loss) per common share — diluted	$ 0.63	$ 0.42	$ 0.58	$ (0.27)

	2002 First	Second	Third	Fourth
Interest and dividend income	$ 7,599	$ 7,180	$ 7,052	$ 7,442
Interest expense	4,364	3,820	3,344	3,332
Net interest and dividend income	3,235	3,360	3,708	4,110
Non-interest income	409	337	244	(302)
Non-interest expenses	2,811	2,806	2,467	2,380
Income before income taxes	833	891	1,485	1,428
Income tax	303	327	536	611
Net income	$ 530	$ 564	$ 949	$ 817
Earnings per common share — basic	$ 0.32	$ 0.34	$ 0.57	$ 0.50
Earnings per common share — diluted	$ 0.32	$ 0.34	$ 0.57	$ 0.50

During the quarter ended March 31, 2003, the Bank recognized gains on the sales of loans of $768. During the quarters ended March 31, 2003 and 2002, the Bank recognized write-downs of $115 and $457, respectively, for certain marketable equity securities which had experienced a decline in fair value which was judged to be other than temporary.

As more fully described in Note 8 to the accompanying consolidated financial statements, the Bank provided additional income taxes of $835 in the quarter ended March 31, 2003 as a result of legislation affecting the taxation of dividends received by the Bank from its REIT subsidiary. In addition, included in non-interest expenses for the quarter ended March 31, 2003, are an accrual for the Bank's portion of the estimated cost of resolution of a commercial claim filed in 2002 and legal fees incurred in the pending dispute with certain of the Company's shareholders that, together, amounted to $1,426.

Independent Auditors' Report

The Board of Directors and Stockholders
Central Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Central Bancorp, Inc. and subsidiary (the Company) as of March 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Bancorp, Inc. and subsidiary as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

KPMG LLP

Boston, Massachusetts
April 25, 2003, except as to the fifth paragraph
of Note 8, which is as of June 23, 2003.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is incorporated herein by reference to the sections titled "Proposal I — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The Company has adopted a Code of Ethics which applies to its senior executive and financial officers. The Code of Ethics is included as Exhibit 14 to this Annual Report.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the section titled "Executive Compensation and Other Benefits" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders Thereof" in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Proposal I – Election of Directors — Security Ownership of Management" in the Proxy Statement.

(c) Changes in Control

Not applicable.

(d) Equity Compensation Plans

The Company has adopted the 1999 Stock Option and Incentive Plan pursuant to which equity may be awarded to participants. This plan has been approved by stockholders.

The following table sets forth certain information with respect to the Company's equity compensation plans as of March 31, 2003.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	31,474	$18.572	33,299
Equity compensation plans not approved by security holders	0	0	0
Total (1)	31,474	$18.572	33,299

(1) The 1999 Stock Option and Incentive Plan provides for a proportionate adjustment to the number of shares reserved thereunder in the event of a stock split, stock dividend reclassification or similar event.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section titled "Certain Transactions" in the Proxy Statement.

Item 14. Controls and Procedures.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC reports.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this Annual Report on Form 10-K.

(1) Financial Statements

For the Financial Statements filed as part of this Annual Report on Form 10-K, reference is made to "Item 8 -- Financial Statements and Supplementary Data".

(2) **Financial Statement Schedules**

All financial statement schedules have been omitted as not applicable or not required or because they are included in the financial statements appearing at Item 8.

(3) **Exhibits Required by Paragraph (c) of Item 14**

See "Item 14(c) -- Exhibits"

(b) **Reports on Form 8-K** -- The Registrant filed the following Current Reports on Form 8-K during the fourth quarter of the fiscal year ended March 31, 2003:

Date of Report	Item(s) Reported	Financial Statements Filed
January 28, 2003	7, 9	N/A
February 24, 2003	5	N/A
March 7, 2003	5, 7	N/A

(c) **Exhibits**

The following exhibits are filed as exhibits to this report.

Exhibit No.	Description
3.1*	Articles of Organization of Central Bancorp, Inc.
3.2*	Bylaws of Central Bancorp, Inc.
4.1	Shareholder Rights Agreement, dated as of October 11, 2001, by and between the Central Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, as amended and restated as of January 29, 2003, and as amended on February 11, 2003 and May 22, 2003
10.1*	Employment Agreement between the Bank and John D. Doherty, dated October 24, 1986 †
10.2*	First Amendment to Employment Agreement between the Bank and John D. Doherty, dated March 31, 1992 †
10.3*	Second Amendment to Employment Agreement between the Bank and John D. Doherty, dated June 8, 1995 †
10.4*	Third Amendment to the Employment Agreement between the Bank and John D. Doherty, dated January 8, 1999 †
10.5*	Termination Agreement, dated March 31, 1992, by and between the Bank and Joseph R. Doherty †
10.6*	Consulting Agreement, dated March 31, 1992, by and between the Bank and Joseph R. Doherty †
10.7*	Amendment to Consulting Agreement between the Bank and Joseph R. Doherty, dated August 11, 1994 †
10.8**	Severance Agreement between the Bank and William P. Morrissey, dated December 14, 1994 †
10.9*	Severance Agreement between the Bank and David W. Kearn, dated December 14, 1994 †
10.10*	Severance Agreement between the Bank and Paul S. Feeley, dated May 14, 1998 †
10.11*	Amendments to Severance Agreements between the Bank and Messrs. Feeley, Kearn and Morrissey, dated January 8, 1999. †
10.12**	1999 Stock Option and Incentive Plan †
10.13***	Deferred Compensation Plan for Non-Employee Directors †

10.14	Management Incentive Plan, as amended †
10.15****	Severance Agreement between the Bank and Michael K. Devlin, dated February 25, 2002. †
10.16	Termination of Consulting Agreement between the Bank and Joseph R. Doherty, dated July 30, 2002 †
14	Code of Ethics for Senior Executive and Financial Officers
21	Subsidiaries of Registrant
23	Consent of KPMG LLP
99	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

† Management contract or compensatory plan.

* Incorporated herein by reference to the Form 10-K for the fiscal year ended March 31, 1999, filed with the SEC on June 28, 1999.

** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-87005) filed on September 13, 1999.

*** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-49264) filed on November 3, 2000.

**** Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended March 31, 2002 filed with the SEC on June 28, 2002.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL BANCORP, INC.

Date: June 27, 2003

By: /s/ John D. Doherty
John D. Doherty
Chairman, President, & Chief Executive Officer
(Duly Authorized Representative)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ John D. Doherty
John D. Doherty
Chairman, President and Chief Executive Officer
Date: June 27, 2003

By: /s/ Michael K. Devlin
Michael K. Devlin
Senior Vice President, Treasurer
and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: June 27, 2003

By: /s/ Joseph R. Doherty
Joseph R. Doherty
Director
Date: June 27, 2003

By: /s/ Terence D. Kenney
Terence D. Kenney
Director
Date: June 27, 2003

By: /s/ James F. Linnehan
James F. Linnehan
Director
Date: June 27, 2003

By: /s/ Paul E. Bulman
Paul E. Bulman
Director
Date: June 27, 2003

By: /s/ Richard J. Fates
Richard J. Fates
Director
Date: June 27, 2003

By: /s/ Nancy D. Neri
Nancy D. Neri
Director
Date: June 27, 2003

By: /s/ Gregory W. Boulos
Gregory W. Boulos
Director
Date: June 27, 2003

Certification

I, John D. Doherty, Chairman, President and Chief Executive Officer of Central Bancorp, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Central Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ John D. Doherty
John D. Doherty
Chairman, President and Chief Executive Officer

Certification

I, Michael K. Devlin, Senior Vice President, Treasurer and Chief Financial Officer of Central Bancorp, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Central Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Michael K. Devlin
Michael K. Devlin
Senior Vice President, Treasurer and Chief Financial Officer

Exhibit 99

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

To my knowledge, this Annual Report on Form 10-K for the year ended March 31, 2003 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in this Report fairly presents, in all material respects, the consolidated financial condition and results of operations of Central Bancorp, Inc.

By:/s/ John D. Doherty
John D. Doherty
President and Chief Executive Officer

By: /s/ Michael K. Devlin
Michael K. Devlin
Senior Vice President, Treasurer
and Chief Financial Officer

Date: June 27, 2003

Board of Directors
Central Bancorp, Inc.

John D. Doherty
Chairman, President & Chief Executive Officer
Central Bancorp, Inc.

Gregory W. Boulos
Partner
CB Richard Ellis/The Boulos Company

Paul E. Bulman
Chairman, Policy Holders Protective Board
Savings Bank Life Insurance Company

Joseph R. Doherty
Chairman
Central Co-operative Bank

Richard J. Fates
Financial Planner
Baystate Financial Services

Terence D. Kenney
Retired Chairman of the Board of Assessors City of Woburn, Massachusetts

James F. Linnehan
Attorney & Certified Public Accountant

Nancy D. Neri
President
George L. Doherty Funeral Service, Inc.

Board of Directors
Central Co-operative Bank

Joseph R. Doherty
Chairman
Central Co-operative Bank

John D. Doherty
President & Chief Executive Officer
Central Co-operative Bank

Gregory W. Boulos
Partner
CB Richard Ellis/The Boulos Company

Paul E. Bulman
Chairman, Policy Holders Protective Board
Savings Bank Life Insurance Company

John F. Gilgun, Jr.
President
John F. Gilgun Agency

Terence D. Kenney
Retired Chairman of the Board of Assessors City of Woburn, Massachusetts

Nancy D. Neri
President
George L. Doherty Funeral Service, Inc.

Marat E. Santini
Consultant
Santini, Inc.

Executive Officers

John D. Doherty
President & Chief Executive Officer

Michael K. Devlin
Senior Vice President, Treasurer & Chief Financial Officer

Paul S. Feeley
Senior Vice President & Chief Information Officer

David W. Kearn
Senior Vice President – Lending

William P. Morrissey
Senior Vice President of Public Affairs

Rhoda K. Astone
Secretary & Clerk

The above officers of Central Co-operative Bank also serve as officers of Central Bancorp, Inc.

Honorary Director

Philibert L. Pellegrini, Esq.

Stockholder Information

Annual Meeting. The Annual Meeting of Stockholders of Central Bancorp, Inc. will be held at 11:00 a.m. on September 30, 2003, at the Holiday Inn, 30 Washington Street, Somerville, Massachusetts.

Investor Inquiries. Investors and other parties interested in obtaining information or who have questions about the Company should contact William P. Morrissey, Senior Vice President, 399 Highland Avenue, Somerville, MA 02144, (617) 628-4000.

Additional copies of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, are available without charge.

Common Stock. On January 8, 1999, Central Bancorp, Inc. became the holding company for Central Bank, whose legal name is Central Co-operative Bank. The Bank became a public company on October 24, 1986 by issuing 1,840,000 shares of common stock at $7.50 a share. Central Bancorp's common stock is traded over-the-counter on the NASDAQ National Market System[SM] (NASDAQ) under the symbol CEBK. At March 31, 2003, there were 1,662,433 shares of common stock outstanding and approximately 250 holders of record of the common stock. This total does not reflect the number of persons or entities who held the stock in nominee or "street name" through various brokerage firms. In October 1996, the Company established a quarterly cash dividend policy and made its first dividend distribution on November 15, 1996; it has paid cash dividends on a quarterly basis since initiating the dividend program.

The following tables list the high and low prices for Central Bancorp's common stock during each quarter of fiscal 2003 and fiscal 2002 as reported by NASDAQ, and the amounts and payable dates of the cash dividends paid during each quarter of fiscal 2003 and fiscal 2002. The stock quotations constitute interdealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

Common Stock Prices

Fiscal 2003	**High**	**Low**	Fiscal 2002	High	Low
6/30/02	**$ 31.95**	**$ 26.50**	6/30/01	$ 26.00	$ 17.50
9/30/02	**33.50**	**28.05**	9/30/01	27.75	21.50
12/31/02	**31.50**	**28.31**	12/31/01	26.99	21.00
3/31/03	**36.55**	**30.11**	3/31/02	29.75	25.00

Cash Dividends *(payable dates)*

Fiscal 2003	**Amount**	Fiscal 2002	Amount
5/17/02	**$.10**	5/18/01	$.10
8/16/02	**.10**	8/17/01	.10
11/15/02	**.12**	11/16/01	.10
2/14/03	**.12**	2/15/02	.10

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Independent Auditors
KPMG LLP
99 High Street
Boston, MA 02110-2371

Legal Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street N.W., Suite 600
Washington, DC 20036

Deposit Insurance
Federal Deposit Insurance Corporation (FDIC)
Share Insurance Fund (SIF)

Web Site
Central Bank Home Page
http://www.centralbk.com

central bancorp, inc.

399 Highland Avenue

Somerville, MA 02144

617.628.4000


Central Bancorp